UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 13, 2018

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NAVIOS MARITIME ACQUISITION CORPORATION

FORM 6-K

Page
Operating and Financial Review	3
Financial Statements Index	F-1

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-170896 and 333-214739.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2018 and 2017 of Navios Maritime Acquisition Corporation (referred to herein as “we,” “us” or “Navios Acquisition”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Acquisition’s 2017 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”).

This Report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) (the “Exchange Act”) concerning future events and expectations, including with respect to Navios Acquisition’s future dividends, 2018 cash flow generation and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further employment contracts and the expected merger with Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP). Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and employment contracts and any potential merger with Navios Midstream. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time this filing was made. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the timing and the ability to consummate the potential merger with Navios Midstream, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the SEC, including its annual and interim reports filed on Form 20-F and Form 6-K. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock.

Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed acquisition of Navios Midstream, on October 30, 2018, Navios Acquisition filed a registration statement on Form F-4 and a related prospectus with the SEC pursuant to which shares of common stock and preferred stock of Navios Acquisition to be issued in the proposed acquisition will be registered. Investors are urged to read the registration statement and the related prospectus (including all amendments and supplements) because they contain important information regarding the Navios Acquisition shares and the proposed acquisition. Investors may obtain free copies of the registration statement and the related prospectus, as well as other filings containing information about Navios Acquisition and Navios Midstream, without charge, at the SEC’s web site (www.sec.gov).

Recent Developments

Navios Midstream Merger Agreement

On October 8, 2018, Navios Midstream and Navios Acquisition announced that they entered into a definitive merger agreement under which Navios Acquisition will acquire all of the publicly held units of Navios Midstream in exchange for shares of Navios Acquisition (the “Transaction”).

Under the terms of the Transaction, public unitholders of Navios Midstream may exchange each Navios Midstream common unit for either:

•	6.292 newly issued shares of Navios Acquisition common stock (or 0.42 shares, after giving effect to the 1:15 reverse stock split described below); or

•

1.0 share of a newly issued series of convertible participating preferred stock (“Preferred Stock”) of Navios Acquisition. Each share of Preferred Stock will be convertible by its holder into 5.1 shares of Navios Acquisition common stock (or 0.34 shares, after giving effect to the 1:15 reverse stock split described below) at any time beginning six months after closing of the Transaction.

Navios Midstream publicly held units for which no election is made will be deemed to have elected the form of consideration most elected by holders of publicly held units of Navios Midstream. In addition, if holders representing 80% or more of the publicly held units of Navios Midstream elect (or are deemed to have elected) to receive Navios Acquisition common stock consideration, all publicly held units of Navios Midstream will be exchanged for Navios Acquisition common stock.

The approval and adoption of the merger agreement and the merger by Navios Midstream requires approval by a majority of the outstanding Navios Midstream common units. Navios Acquisition owns a sufficient number of Navios Midstream common units to approve the merger on behalf of all Navios Midstream unitholders and has agreed to consent to the merger. The closing of the merger is subject to customary closing conditions, including effectiveness of a registration statement on Form F-4 filed with the SEC on October 30, 2018 and the mailing of an information statement to the Navios Midstream unitholders.

The conflicts committee of the board of directors of Navios Midstream (“Conflicts Committee”) negotiated the transaction on behalf of Navios Midstream and its public unitholders. The transaction was unanimously approved by the Conflicts Committee, the board of directors of Navios Midstream and the board of directors of Navios Acquisition.

The Company expects that the remeasurement of the investment in Navios Midstream will result in a loss and also concurrently is expected to record a bargain purchase gain upon the full consolidation of Navios Midstream. The accounting is subject to the closing the deal and the share price of the Company at the date of closing.

Reverse stock split

Navios Acquisition previously announced that its Board of Directors has approved a 1-for-15 reverse stock split of its issued and outstanding shares of common stock and on November 9, 2018, the reverse stock split was approved by Navios Acquisition’s stockholders. The reverse stock split will take effect on Wednesday, November 14, 2018 and the common stock will commence trading on such date on a split adjusted basis.

Bareboat structure on newbuild Very Large Crude Carriers (“VLCC”)

In August 2018, Navios Acquisition agreed to the main terms of a 12-year bareboat charter-in agreement with de-escalating purchase options for two newbuild Japanese VLCCs delivering in the third and fourth quarter of 2020, respectively. The bareboat charter-in agreement reflects an implied price of approximately $84.5 million per vessel and an annual effective interest of approximately 6% fixed for the duration of the agreement. Concurrently, Navios Acquisition agreed to the main terms of bareboat charter-out agreements with a duration of 10 years for each vessel plus a five-year optional period granted to the charterer. The bareboat charter-out rate is $27,816 net per day, $29,751 net per day for the optional period, and the charterer is granted de-escalating purchase options.

Dividend Policy

On November 2, 2018, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2018 of $0.02 per share of common stock payable on December 5, 2018 to stockholders of record as of November 27, 2018. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

Equity Transactions

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases are made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program are determined by management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum repurchase or any specific number or amount of shares of common stock and may be suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. The Board of Directors will review the program periodically. Repurchases are subject to restrictions under Navios Acquisition’s credit facilities and indenture. As of November 9, 2018, the Company had repurchased 9,221,255 shares of common stock, at a total cost of approximately $6.8 million.

Fleet

As of November 6, 2018, our fleet consisted of a total of 37 double-hulled tanker vessels, aggregating approximately 4.3 million deadweight tons, or dwt. The fleet includes seven VLCC tankers (over 200,000 dwt per ship), which transport crude oil, eight Long Range 1 (“LR1”) product tankers (60,000-79,999 dwt per ship), 18 Medium Range 2 (“MR2”) product tankers (30,000-59,999 dwt per ship), two chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals and two bareboat VLCC chartered-in vessels to be delivered in the third and fourth quarter of 2020, respectively. All our vessels are currently chartered-out to quality counterparties, including affiliates of Navig8 Chemicals Shipping and Trading Co (“Navig8”) and Mansel LTD (“Mansel”), with an average remaining charter period of approximately one year. As of November 6, 2018, we had charters covering 99.2 % of available days in 2018 and 32.7% of available days in 2019.

Vessels	Type	Year Built	Dwt	Net Charter Rate (1)		Profit Sharing Arrangements	Expiration Date (2)
Owned Vessels
Nave Polaris	Chemical Tanker	2011	25,145	Floating Rate	(8)	None	February 2019
Nave Cosmos	Chemical Tanker	2010	25,130	Floating Rate	(8)	None	February 2019
Nave Velocity	MR2 Product Tanker	2015	49,999	$12,097		50%/50%	May 2019
Nave Sextans	MR2 Product Tanker	2015	49,999	$13,250	(11)	50%/50%	February 2019
Nave Pyxis	MR2 Product Tanker	2014	49,998	$13,250	(11)	50%/50%	March 2019
Nave Luminosity	MR2 Product Tanker	2014	49,999	$12,097		50%/50%	September 2019
Nave Jupiter	MR2 Product Tanker	2014	49,999	$12,097		50%/50%	May 2019
Bougainville	MR2 Product Tanker	2013	50,626	$14,138	(5)	100%	September 2019
Nave Alderamin	MR2 Product Tanker	2013	49,998	$13,260		None	February 2019
Nave Bellatrix	MR2 Product Tanker	2013	49,999	$13,331	(3)	None	December 2018
Nave Capella	MR2 Product Tanker	2013	49,995	$13,331	(3)	None	January 2019
Nave Orion	MR2 Product Tanker	2013	49,999	$13,260		None	March 2019
Nave Titan	MR2 Product Tanker	2013	49,999	$11,850		50%/50%	June 2019
Nave Aquila	MR2 Product Tanker	2012	49,991	$9,875	(6)	50%/50%	May 2019
Nave Atria	MR2 Product Tanker	2012	49,992	$11,850		50%/50%	July 2019
Nave Orbit	MR2 Product Tanker	2009	50,470	$13,500		None	November 2018
				12,000	(14)	50%/50%	May 2019
Nave Equator	MR2 Product Tanker	2009	50,542	$12,250		None	October 2019
Nave Equinox	MR2 Product Tanker	2007	50,922	$13,578	(9)	ice-transit premium (4)	January 2019
Nave Pulsar	MR2 Product Tanker	2007	50,922	$11,603		None	April 2019
Nave Dorado	MR2 Product Tanker	2005	47,999	$13,331	(9)	None	January 2019
Nave Atropos	LR1 Product Tanker	2013	74,695	Floating Rate	(13)	None	October 2019
Nave Rigel	LR1 Product Tanker	2013	74,673	$18,022		50%/50%	August 2019
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	Floating Rate	(13)	None	February 2019
Nave Cetus	LR1 Product Tanker	2012	74,581	$18,022		50%/50%	April 2019
Nave Estella	LR1 Product Tanker	2012	75,000	$13,260	(16)	None	March 2019
Nave Andromeda	LR1 Product Tanker	2011	75,000	Floating Rate	(13)	None	February 2019
Nave Ariadne	LR1 Product Tanker	2007	74,671	Floating Rate		None	February 2019
Nave Cielo	LR1 Product Tanker	2007	74,671	Floating Rate	(13)	None	February 2019

Nave Buena Suerte(10)	VLCC	2011	297,491	$19,500		50%/50%(15)	August 2019
Nave Quasar	VLCC	2010	297,376	$19,500		50%/50%(15)	August 2019
Nave Synergy	VLCC	2010	299,973	$19,750		100%(12)	May 2019
				Floating Rate	(7)	None	August 2019
Nave Spherical	VLCC	2009	297,188	$19,750		100%(12)	May 2019
				Floating Rate	(7)	None	August 2019
Nave Neutrino(10)	VLCC	2003	298,287	Spot
Nave Electron(10)	VLCC	2002	305,178	Spot
Nave Photon	VLCC	2008	297,395	$19,750		100%(12)	May 2019
				Floating Rate	(7)	None	August 2019
Vessels to be delivered
TBN*	VLCC	Q3 2020	310,000	27,816	(17)	None	Q3 2030
TBN*	VLCC	Q4 2020	310,000	27,816	(17)	None	Q4 2030

(1)	Net time charter-out rate per day (net of commissions), presented in U.S. Dollars.
(2)	Estimated dates assuming the midpoint of the redelivery period by charterers, including owner’s extension options not declared yet.
(3)	Charterer’s option to extend the charter for one year at $14,566 net per day.
(4)	The premium for the Nave Equinox when vessel is trading on ice or follows ice breaker is $1,975 net per day.
(5)

Rate can increase to $19,013 net per day in year one and $19,393 in year two calculated based on a formula. Charterer’s option to extend the charter for two years at $14,708 net per day for the first year and $15,002 net per day for the second year, plus profit sharing arrangements for both years.

(6)	Charterer’s option to extend the charter for six months at $11,850 net per day.
(7)	Rate based on VLCC pool earnings, evergreen upon notice.
(8)	Rate based on chemical tankers pool earnings.
(9)	Charterer’s option to extend the charter for one year at $14,813 net per day.
(10)

Navios Acquisition has granted an option to Navios Midstream to purchase the vessel from Navios Acquisition at fair market value. The options were extended for an additional two-year period expiring on November 18, 2018.

(11)	Charterer’s option to extend the charter for one year at $14,500 net per day.
(12)	Profit sharing arrangement 100% on actual pool earnings. Any adjustment by the charterers for the expense/loss will be settled initially in January 2019 and every two months thereafter.
(13)	Rate based on LR1 pool earnings.
(14)	Charterer’s option to extend the charter for six months at $12,750 net per day plus profit sharing arrangements.
(15)

Profit sharing arrangement 50% on actual pool earnings. Any adjustment by the charterers for the expense/loss will be provisionally settled on a quarterly basis and finally settled at the end of the charter period. Charterer’s option to extend the charter for one year at $20,475 net per day.

(16)	Charterer’s option to extend the charter for one year at $14,625 net per day.
(17)	Charterer’s option to extend the bareboat charter for five years at $ 29,751 net per day.

*	Bareboat chartered-in vessels with purchase option, expected to be delivered in the second half of 2020.

Charter Policy and Industry Outlook

Our core fleet currently consists of 37 vessels, of which seven are VLCCs, 26 are product tankers, two are chemical tankers and two are bareboat VLCC chartered-in vessels to be delivered one in each of the third quarter of 2020 and the fourth quarter of 2020. All of our vessels are chartered-out to quality counterparties, including affiliates of Navig8 and Mansel with an average remaining contract period of approximately one year. Many of our contracts have profit sharing arrangements (see fleet table above). While all of our vessels are currently chartered-out, we intend to deploy any vessels that would become open—not chartered-out—to leading charterers in a mix of long, medium and short-term time charters, depending on the vessels’ positions, seasonality and market outlook. This chartering strategy is intended to allow us to capture increased profits during strong charter markets, while developing relatively stable cash flows from longer-term time charters. We will also seek profit sharing arrangements in our employment contracts, to provide us with potential incremental revenue above the contracted minimum charter rates.

Using Navios Maritime Holdings Inc.’s (“Navios Holdings”) global network of relationships and extensive experience in the maritime transportation industry, coupled with its commercial, financial and operational expertise, we plan to opportunistically grow our fleet through the timely and selective acquisition of high-quality newbuilding or secondhand vessels when we believe those acquisitions will result in attractive returns on invested capital and increased cash flow. We also intend to engage in opportunistic dispositions where we can achieve attractive values for our vessels as we assess the market cycle. We believe our diverse and versatile fleet, combined with the experience and long- standing relationships of Navios Holdings with participants in the maritime transportation industry, position us to identify and take advantage of attractive acquisition opportunities.

Factors Affecting Navios Acquisition’s Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the ability of Navios Holdings’ commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	Navios Holdings’ ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.

In addition to the factors discussed above, we believe certain specific factors will impact our consolidated results of operations. These factors include:

•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any dividend to our stockholders.

Voyage, Time Charter and Pooling Arrangements

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by the points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. As of November 6, 2018, the average age of Navios Acquisition’s owned fleet is 7.3 years. But, as such fleet ages or if Navios Acquisition expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

Set forth below are selected historical and statistical data for Navios Acquisition for each of the three and nine month periods ended September 30, 2018 and 2017 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three month period ended September 30,		Nine month period ended September 30,
	2018 (unaudited)	2017 (unaudited)	2018 (unaudited)	2017 (unaudited)
FLEET DATA
Available days(1)	3,178	3,215	9,439	9,678
Operating days(2)	3,153	3,205	9,386	9,660
Fleet utilization(3)	99.2%	99.7%	99.4%	99.8%
Vessels operating at period end	35	36	35	36
AVERAGE DAILY RESULTS
Time charter equivalent rate per day(4)	$12,394	$16,486	$13,287	$17,814

Navios Acquisition believes that the important measures for analyzing trends in its results of operations consist of the following:

(1)

Available days: Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)

Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, dry dockings or special surveys.

(4)

TCE Rate: Time charter equivalent rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE Rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

Period-over-Period Comparisons

For the Three Month Period ended September 30, 2018, compared to the Three Month Period ended September 30, 2017

The following table presents consolidated revenue and expense information for the three month periods ended September 30, 2018 and 2017. This information was derived from the unaudited condensed consolidated statements of operations of Navios Acquisition for the respective periods.

Expressed in thousands of U.S. dollars	Three Month period Ended September 30, 2018 (unaudited)	Three Month period Ended September 30, 2017 (unaudited)
Revenue	$41,589	$54,021
Time charter and voyage expenses	(9,560)	(7,030)
Direct vessel expenses	(2,011)	(1,053)
Management fees (entirely through related party transactions)	(23,340)	(23,939)
General and administrative expenses	(3,157)	(2,837)
Depreciation and amortization	(13,777)	(14,220)
Interest income	2,061	2,755
Interest expense and finance cost	(19,308)	(18,890)
Equity in net earnings of affiliated companies	4,522	3,752
Other expense, net	(427)	(664)

Net loss	$(23,408)	$(8,105)

Revenue: Revenue for the three month period ended September 30, 2018 decreased by $12.4 million, or 23.0%, to $41.6 million, as compared to $54.0 million for the same period of 2017. The decrease was mainly attributable to a: (i) decrease in the market rates during the third quarter ended September 30, 2018, as compared to the same period in 2017; and (ii) decrease in revenue of $2.4 million due to the sale of the Nave Galactic to Navios Midstream in March 2018. Available days of the fleet decreased to 3,178 days for the three month period ended September 30, 2018, as compared to 3,215 days for the three month period ended September 30, 2017. The TCE Rate, decreased to $12,394 for the three month period ended September 30, 2018, from $16,486 for the three month period ended September 30, 2017.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended September 30, 2018 increased by approximately $2.5 million to $9.6 million, as compared to $7.0 million for the three month period ended September 30, 2017. The increase was attributable to a (i) $1.3 million increase in the backstop commitment to Navios Midstream; and (ii) $1.3 million increase in bunkers and other voyage expenses; partially mitigated by a $0.1 million decrease in broker commission costs.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels of our fleet were $2.0 million for the three month period ended September 30, 2018, as compared to $1.1 million for the three month period ended September 30, 2017.

Management fees: Management fees for the three month period ended September 30, 2018 decreased by $0.6 million to $23.3 million, as compared to $23.9 million for the three month period ended September 30, 2017. The decrease was due to the sale of the Nave Galactic to Navios Midstream in March 2018, and was partially mitigated by the amendment to the fees under our Management Agreement. Pursuant to our Management Agreement, Navios Tankers Management Inc. (the “Manager”), a wholly owned subsidiary of Navios Holdings, provided commercial and technical management services to Navios Acquisition’s vessels for a daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC, through May 2018. On May 3, 2018, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2018 through May 2020, at a daily fee of: (a) $6,500 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC.

General and administrative expenses: Total general and administrative expenses for the three month period ended September 30, 2018 increased by approximately $0.3 million to $3.2 million compared to $2.8 million for the three month period ended September 30, 2017, mainly due to the $0.3 million increase in stock based compensation. For the three month periods ended September 30, 2018 and 2017, the expenses charged by Navios Holdings for administrative services were $2.2 million and $2.3 million, respectively.

Depreciation and amortization: Depreciation decreased by $0.4 million to $13.8 million for the three month period ended September 30, 2018, as compared to $14.2 million for the three month period ended September 30, 2017, due to the sale of the Nave Galactic in March 2018. Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard.

Interest income: Interest income for the three month period ended September 30, 2018 decreased by $0.7 million to $2.1 million, as compared to $2.8 million for the three month period ended September 30, 2017. The decrease was mainly attributable to the $1.3 million of the interest income accrued during the three month period ended September 30, 2017, under the loan granted to Navios Holdings which was fully repaid in November 2017; partially mitigated by an increase of $0.5 million mainly due to the interest income accrued under the revolving loan granted to Navios Europe Inc. (“Navios Europe I”) and Navios Europe (II) Inc. (“Navios Europe II”).

Interest expense and finance cost: Interest expense and finance cost for the three month period ended September 30, 2018 increased by $0.4 million to $19.3 million, as compared to $18.9 million for the three month period ended September 30, 2017. The increase was mainly due to the increase of the weighted average interest rate for the three month period ended September 30, 2018 to

6.98% from 6.45%, in the same period in 2017; partially mitigated by the decrease of the average outstanding balance of credit facilities to $1,031.0 million for the three month period ended September 30, 2018, as compared to $1,092.9 million for the three month period ended September 30, 2017. As of September 30, 2018 and 2017, the outstanding balance under Navios Acquisition’s credit facilities was $1,027.8 million and $1,088.0 million, respectively.

Equity/ (loss) in net earnings of affiliated companies: Equity/ (loss) in net earnings of affiliated companies increased by approximately $0.8 million to $4.5 million equity for the three month period ended September 30, 2018, as compared to $3.8 million equity for the same period in 2017. The increase primarily resulted from a: (i) $0.4 million increase in equity in net earnings of Navios Midstream; and (ii) $0.3 million increase in equity in net earnings of Navios Europe I and Navios Europe II.

Other expense, net: Other expense, net for the three month period ended September 30, 2018 was $0.4 million, as compared to $0.7 million for the same period of 2017.

For the Nine Month Period ended September 30, 2018, as compared to the Nine Month Period ended September 30, 2017

The following table presents consolidated revenue and expense information for the nine month periods ended September 30, 2018 and 2017. This information was derived from the unaudited condensed consolidated statements of operations of Navios Acquisition for the respective periods.

Expressed in thousands of U.S. dollars	For the Nine Months Ended September 30, 2018 (unaudited)	For the Nine Months Ended September 30, 2017 (unaudited)
Revenue	$129,218	$176,961
Time charter and voyage expenses	(21,749)	(15,793)
Direct vessel expenses	(5,251)	(2,880)
Management fees (entirely through related party transactions)	(69,652)	(71,035)
General and administrative expenses	(11,212)	(9,293)
Depreciation and amortization	(41,763)	(42,660)
Gain on sale of vessel	25	—
Interest income	5,875	7,495
Interest expense and finance cost	(57,917)	(57,522)
Equity/ (loss) in net earnings of affiliated companies	4,463	(51,208)
Other expense, net	(1,979)	(972)

Net loss	$(69,942)	$(66,907)

Revenue: Revenue for the nine month period ended September 30, 2018 decreased by approximately $47.7 million, or 27.0%, to $129.2 million, as compared to $177.0 million for the same period of 2017. The decrease was mainly attributable to a: (a) decrease in the market rates during the nine month period ended September 30, 2018, as compared to the same period in 2017; and (b) decrease in revenue of $6.5 million mainly due to the sale of the Nave Galactic to Navios Midstream in March 2018. Available days of the fleet decreased from 9,678 days for the nine month period ended September 30, 2017 to 9,439 days for the nine month period ended September 30, 2018. The TCE Rate decreased from $17,814 for the nine month period ended September 30, 2017, to $13,287 for the nine month period ended September 30, 2018.

Time charter and voyage expenses: Time charter and voyage expenses for the nine month period ended September 30, 2018 increased by approximately $6.0 million to $21.7 million, as compared to $15.8 million for the nine month period ended September 30, 2017. The increase was attributable to a $6.7 million increase in the backstop commitment to Navios Midstream; partially mitigated by a (i) $0.2 million decrease in bunkers and other voyage expenses; and (ii) $0.5 million decrease in broker commission costs.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels of our fleet, were $5.3 million for the nine month period ended September 30, 2018, as compared to $2.9 million for the nine month period ended September 30, 2017.

Management fees: Management fees for the nine month period ended September 30, 2018 decreased by approximately $1.4 million to $69.7 million, as compared to $71.0 million for the nine month period ended September 30, 2017. The decrease was due to the sale of the Nave Galactic to Navios Midstream in March 2018, and was partially mitigated by the amendment to the fees under our Management Agreement. Pursuant to our Management Agreement, the Manager, a wholly owned subsidiary of Navios

Holdings, provided commercial and technical management services to Navios Acquisition’s vessels for a daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC, through May 2018. On May 3, 2018, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2018 through May 2020, at a daily fee of: (a) $6,500 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC.

General and administrative expenses: Total general and administrative expenses for the nine month period ended September 30, 2018 increased by $1.9 million to $11.2 million compared to $9.3 million for the nine month period ended September 30, 2017, mainly due to the $0.8 million increase in stock based compensation and the $1.2 million increase in other general and administrative expenses, including legal and professional fees and other compensation to the directors and/ officers of the Company. For the nine month periods ended September 30, 2018 and 2017, the expenses charged by Navios Holdings for administrative services were $6.6 million and $6.8 million, respectively.

Depreciation and amortization: Depreciation decreased by $0.9 million to $41.8 million for the nine month period ended September 30, 2018 as compared to $42.7 million for the nine month period ended September 30, 2017, due to the sale of the Nave Galactic in March 2018. Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard.

Gain on sale of vessel: The gain on sale of vessel for the nine month period ended September 30, 2018 was $0.03 million due to the sale of the Nave Galactic on March 29, 2018, as compared to $0 for the same period in 2017.

Interest income: Interest income for the nine month period ended September 30, 2018 decreased by $1.6 million to $5.9 million, as compared to $7.5 million for the nine month period ended September 30, 2017. The decrease was mainly attributable to a $3.7 million of the interest income accrued during the nine month period ended September 30, 2017 under the loan granted to Navios Holdings which was fully repaid in November 2017; partially mitigated by (i) $1.8 million increase of the interest income accrued under the revolving loan granted to Navios Europe I and Navios Europe II; and (ii) $0.3 million increase in other interest income.

Interest expense and finance cost: Interest expense and finance cost was $57.9 million for the nine month period ended September 30, 2018, as compared to $57.5 million for the nine month period ended September 30, 2017. The weighted average interest rate for the nine month period ended September 30, 2018 increased to 6.91% from 6.43%, during the nine month period ended September 30, 2017. The average outstanding balance of credit facilities decreased to $1,046.7 million for the nine month period ended September 30, 2018, as compared to $1,103.0 million for the nine month period ended September 30, 2017. As of September 30, 2018 and 2017, the outstanding balance under Navios Acquisition’s credit facilities was $1,027.8 million and $1,088.0 million, respectively.

Equity/ (loss) in net earnings of affiliated companies: Equity/ (loss) in net earnings of affiliated companies increased by approximately $55.7 million to a $4.5 million equity for the nine month period ended September 30, 2018, as compared to a $51.2 million loss for the nine month period ended September 30, 2017. The increase mainly resulted from a: (i) $59.1 million non-cash “other-than-temporary impairment” (“OTTI”) loss relating to its investment in Navios Midstream recognized during the nine month period ended September 30, 2017; and (ii) $1.1 million increase in the equity in net earnings of Navios Europe I and Navios Europe II; partially mitigated by a $4.5 million decrease in equity in net earnings of Navios Midstream, mainly due to the $6.0 million net negative effect from the sale of the Shinyo Kannika by Navios Midstream to an unaffiliated third party.

Other expense, net: Other expense, net for the nine month period ended September 30, 2018 was $2.0 million, as compared to $1.0 million for the same period in 2017.

Liquidity and Capital Resources

Our primary short-term liquidity needs are to fund general working capital requirements, dry docking expenditures, minimum cash balance maintenance as per our credit facility agreements and debt repayment, and other obligations from time to time, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, long-term borrowings and proceeds from asset sales. As of September 30, 2018, Navios Acquisition’s current assets totaled $90.5 million, while current liabilities totaled $136.8 million, resulting in a negative working capital position of $46.3 million. Included in the consolidated balance sheets under “Current Liabilities”, there are $48.0 million in balloon installments that Navios Acquisition is in the process to refinance. Navios Acquisition’s cash forecast indicates that it will generate sufficient cash for at least the next 12 months following November 13, 2018 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon cash from operations and upon external financing sources, including bank borrowings, to fund acquisitions, expansion and investment capital expenditures and other commitments we have entered into. We cannot assure you that we will be able to secure adequate financing or obtaining additional funds on favorable terms, to meet our liquidity needs.

Navios Acquisition may use funds to repurchase its outstanding capital stock and/or indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Acquisition deems appropriate and subject to its cash requirements for other purposes, compliance with the covenants under Navios Acquisition’s debt agreements, and other factors management deems relevant.

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum repurchase or any specific number or amount of shares of common stock and may be suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. The Board of Directors will review the program periodically. Repurchases are subject to restrictions under Navios Acquisition’s credit facilities and indenture. As of November 9, 2018, the Company had repurchased 9,221,255 shares of common stock, at a total cost of approximately $6.8 million.

Cash Flow

Cash flows for the nine month period ended September 30, 2018, as compared to the nine month period ended September 30, 2017:

The following table presents cash flow information for the nine month periods ended September 30, 2018 and 2017.

	Nine Month Period Ended September 30, 2018 (unaudited)	Nine Month Period Ended September 30, 2017 (unaudited)
Expressed in thousands of U.S. dollars
Net cash (used in)/ provided by operating activities	$(23,855)	$55,658
Net cash provided by investing activities	52,977	97
Net cash used in financing activities	(67,267)	(50,036)

Net (decrease)/ increase in cash and cash equivalents and restricted cash	$(38,145)	$5,719
Cash, cash equivalents and restricted cash, beginning of period	86,458	56,658

Cash, cash equivalents and restricted cash, end of period	$48,313	$62,377

Cash (used in)/ provided by operating activities for the nine month period ended September 30, 2018, as compared to the nine month period ended September 30, 2017:

Net cash used in operating activities decreased by $79.5 million to $23.9 million outflow for the period ended September 30, 2018, as compared to net cash provided by operating activities of $55.7 million inflow for the same period in 2017. The decrease is analyzed as follows:

The net loss for the nine month period ended September 30, 2018 was $69.9 million compared to $66.9 million loss for the nine month period ended September 30, 2017. In determining net cash used in operating activities for the nine month period ended September 30, 2018, the net loss was adjusted for the effect of depreciation and amortization of $41.8 million, $2.9 million for amortization and write-off of deferred finance fees and bond premium, $5.3 million for the amortization of drydock and special survey costs, $0.8 million for stock based compensation, $0.03 million for gain on sale of vessel and $4.5 million for equity/ (loss) in net earnings of affiliated companies, net of dividends received.

Amounts due from related parties, short-term, increased by $2.7 million to $16.6 million at September 30, 2018 from $13.9 million at December 31, 2017. The balances related mainly to the interest receivable on the Navios Revolving Loans granted to Navios Europe I and Navios Europe II. Please refer to the relevant discussion below, under “Related Party Transactions”.

Accounts payable increased from $3.9 million for the year ended December 31, 2017 to $8.9 million for the nine month period September 30, 2018, mainly due to the increase in payables for bunkers.

Accrued expenses increased by $14.0 million to $26.2 million for the nine month period September 30, 2018, from $12.2 million on December 31, 2017. The increase was attributable to a: (i) $14.0 million increase in accrued interest; (ii) $0.7 million increase in voyage expenses; partially mitigated by a $0.7 million decrease in accrued legal and professional fees.

Amounts due from related parties, long-term decreased by $3.7 million in the nine month period ended September 30, 2018. The balances related to the revolving loans and the Navios Term Loans granted to Navios Europe I and Navios Europe II, as well as management fees paid under our management agreement.

Payment for dry dock and special survey costs incurred in the nine month period ended September 30, 2018 and 2017 was $15.9 million and $10.4 million, respectively, and related to drydock and special survey costs incurred for certain vessels of the fleet.

Amounts due to related parties, short-term increased to $17.8 million as of September 30, 2018 from $17.1 million as of December 31, 2017. The increase was mainly due to the increase of the backstop commitment liability payable to Navios Midstream, as of September 30, 2018.

Deferred revenue primarily related to cash received from charterers prior to it being earned and also includes the current portion of deferred gain on sale of the Nave Celeste and the C. Dream to Navios Midstream. Deferred revenue relating to cash received from charterers was recognized as revenue over the voyage or charter period. Deferred revenue decreased by $1.9 million to $3.1million for the nine month period ended September 30, 2018 from $5.0 million on December 31, 2017.

Prepaid expenses and other current assets increased to $12.8 million for the nine month period ended September 30, 2018 from $6.5 million for the year ended December 31, 2017, mainly due to inventories and voyage related expenses and working capital advances required under certain charter contracts.

Other long-term assets decreased to $0.5 million for the nine month period ended September 30, 2018, as compared to $0.9 million for the year ended December 31, 2017, mainly due to repayments of working capital advances required under certain charter contracts, which expired.

Cash provided by investing activities for the nine month period ended September 30, 2018, as compared to the nine month period ended September 30, 2017:

Net cash provided by investing activities increased by $52.9 million to $53.0 million as of September 30, 2018 from $0.1 million inflow as of September 30, 2017.

Net cash provided by investing activities for the nine month period ended September 30, 2018, resulted from: (i) $44.5 million net proceeds from sale of vessel; and (ii) $8.5 million from dividends received from affiliates.

Net cash provided by investing activities for the nine month period ended September 30, 2017, resulted from $9.2 million from dividends received from Navios Midstream. The increase was partially mitigated by a: (i) $9.1 million loan granted to Navios Europe II (Navios Revolving Loans II); and (ii) $0.1 million investment in Navios Midstream in order to maintain the 2% general partner interest.

Cash used in financing activities for the nine month period ended September 30, 2018, as compared to the nine month period ended September 30, 2017:

Net cash used in financing activities increased by $17.2 million to $67.3 million at September 30, 2018 from $50.0 million at September 30, 2017.

Net cash used in financing activities for the nine month period ended September 30, 2018 resulted from: (i) $121.4 million of loan repayments; (ii) $9.2 million of dividends paid; and (iii) $6.2 million acquisition of treasury stock; partially mitigated by $69.5 million in proceeds from finance lease, net of deferred finance costs.

Net cash used in financing activities for the nine month period ended September 30, 2017 resulted from: (i) $73.8 million of loan repayments; (ii) $23.7 million of dividends paid; and (iii) a $2.3 million redemption of puttable common stock; and was partially mitigated by $49.8 million in loan proceeds, net of deferred finance fees.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities

	Three Month Period Ended September 30, 2018 (unaudited)	Three Month Period Ended September 30, 2017 (unaudited)	Nine Month Period Ended September 30, 2018 (unaudited)	Nine Month Period Ended September 30, 2017 (unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by/ (used in) operating activities	$7,139	$22,552	$(23,855)	$55,658
Net increase / (decrease) in operating assets	571	(1,814)	2,450	(1,386)
Net increase in operating liabilities	(23,202)	(18,798)	(18,250)	(24,803)
Net interest cost	17,247	16,135	52,042	50,027
Amortization and write-off of deferred finance costs and bond premium	(879)	(743)	(2,860)	(3,322)
Equity/ (loss) in net earnings of affiliates (including OTTI loss), net of dividends received	4,522	472	4,463	(57,941)
Payments for dry dock and special survey costs	4,504	5,499	15,915	10,427
Gain on sale of vessel	—	—	25	—
Stock-based compensation	(275)	—	(816)	—

EBITDA	9,627	23,303	29,114	28,660
Net negative effect on equity/ (loss) in net earnings of affiliated companies due to sale of the Shinyo Kannika by Navios Midstream to an unaffiliated third party	—	—	6,005	—
Gain on sale of vessel	—	—	(25)	—
Stock-based compensation	275	—	816	—
Other-than-temporary-impairment loss on equity investment	—	—	—	59,104
Adjusted EBITDA	$9,902	$23,303	$35,910	$87,764

	Three Month Period Ended September 30, 2018 (unaudited)	Three Month Period Ended Septembe 30, 2017 (unaudited)	Nine Month Period Ended September 30, 2018 (unaudited)	Nine Month Period Ended September 30, 2017 (unaudited)
Net cash provided by/ (used in) operating activities	$7,139	$22,552	$(23,855)	$55,658
Net cash provided by investing activities	$1,575	$2,045	$52,977	$97
Net cash used in financing activities	$(12,465)	$(19,012)	$(67,267)	$(50,036)

EBITDA in this document represents net (loss)/income before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA in this document represents EBITDA before the net negative effect on equity/ (loss) in net earnings of affiliated companies due to sale of the Shinyo Kannika by Navios Midstream to an unaffiliated third party, gain on sale of vessel, stock-based compensation and other-than-temporary-impairment loss on equity investment.

We use Adjusted EBITDA as liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/ (used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization of deferred finance costs and other related expenses; (v) equity/ (loss) in net earnings of affiliated companies, net of dividends received; (vi) payments for dry dock and special survey costs; (vii) impairment charges; (viii) gain/ loss on sale of assets; (ix) gain/ (loss) on debt repayment; and (x) stock- based compensation. Navios Acquisition believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Acquisition also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Acquisition’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Acquisition’s performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the three month period ended September 30, 2018 decreased by approximately $13.7 million to $9.6 million, as compared to $23.3 million for the same period of 2017. The decrease in EBITDA was mainly due to a: (a) $12.4 million decrease in revenue, as described above; (b) $2.5 million increase in time charter expenses mainly due to the increase of the accrued backstop commitment to Navios Midstream and the voyage expenses incurred in the period; and (c) $0.3 million increase in general and administrative expenses due to the stock based compansation; partially mitigated by a: (i) $0.8 million increase in equity /(loss) in net earnings of affiliated companies; (ii) $0.6 million decrease in management fees, due to the sale of the Nave Galactic to Navios Midstream in March 2018, which was partially offset by the amendment to the fees under the Management Agreement; and (iii) $0.2 million decrease in other expense, net.

Adjusted EBITDA of $9.9 million for the three month period ended September 30, 2018 represents EBITDA excluding the effect of $0.3 million of stok-based compensation.

EBITDA for the nine month period ended September 30, 2018 increased by $0.5 million to $29.1 million, as compared to $28.7 million for the same period of 2017. The increase in EBITDA was mainly due to a: (a) $55.7 million increase in equity /(loss) in net earnings of affiliated companies (which includes $59.1 million of non-cash impairment loss on equity investment in Navios Midstream in the second quarter of 2017); and (b) $1.4 million decrease in management fees, due to the sale of the Nave Galactic to Navios Midstream in March 2018, which was partially offset by the amendment to the fees under the Management Agreement; partially mitigated by a (i) $47.7 million decrease in revenue, as described above; (ii) $6.0 million increase in time charter expenses mainly due to the increase of the accrued backstop commitment to Navios Midstream; (iii) $1.9 million increase in general and administrative expenses; and (iv) $1.0 million increase in other expense, net.

Adjusted EBITDA of $35.9 million for the nine month period ended September 30, 2018 represents EBITDA excluding: (i) $6.0 million of negative effect on equity/ (loss) in net earnings of affiliated companies, relating to the sale of the Shinyo Kannika by Navios Midstream; (ii) $0.8 million of non-cash stock based compensation; and (iii) $0.03 million of gain from the sale of the Nave Galactic.

Long-Term Debt Obligations and Credit Arrangements

Ship Mortgage Notes

8 1/8% First Priority Ship Mortgages: On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (“Navios Acquisition Finance” and together with the Company, the “2021 Co-Issuers”) issued $610.0 million in first priority ship mortgage notes (the “Existing Notes”) due on November 15, 2021 at a fixed rate of 8.125%.

On March 31, 2014, the Company completed a sale of $60.0 million of its first priority ship mortgage notes due in 2021 (the “Additional Notes”, and together with the Existing Notes, the “2021 Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013.

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes).

The 2021 Co-Issuers currently have the option to redeem the 2021 Notes in whole or in part, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of September 30, 2018.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have the same CUSIP number.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes). The Company’s 2021 Notes are unregistered. The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance, are 100% owned. Navios Acquisition does not have any independent assets or operations. Except as provided above, Navios Acquisition does not have any subsidiaries that are not guarantors of the 2021 Notes.

Credit Facilities

As of September 30, 2018, the Company had secured credit facilities with various banks with a total outstanding balance of $357.7 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 230 bps to 305 bps per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from June 2019 to April 2024. See also “Contractual obligations” below.

ABN AMRO Bank N.V.: In February 2017, the Company drew $26.7 million under this credit facility with ABN AMRO Bank N.V. which was secured with its two chemical tankers, following the full repayment of the previous financing arrangements. The maturity date of the loan was in February 2018. The loan bore interest at LIBOR plus 400 bps per annum. In June, 2017, the Company prepaid the outstanding balance of $26.0 million and an amount of $0.7 million was written-off from the deferred finance costs.

HSH Nordbank: In June 2017, Navios Acquisition entered into a loan facility for an amount of $24.0 million to refinance the credit facility with ABN AMRO Bank N.V. of its two chemical tankers. The facility is repayable in 17 equal consecutive quarterly installments of $0.6 million each, with a final balloon payment of the balance to be repaid on the last repayment date. The facility matures in September 2021 and bears interest at LIBOR plus 300 bps per annum. As of September 30, 2018, the outstanding balance was $21.1 million.

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $0.8 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment of each tranche started six months after the delivery date of the respective vessel which that tranche financed. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. On January 27, 2017, Navios Acquisition repaid $16.0 million being the balloon instalment for another of the remaining five tranches. In April 2018, the Company fully repaid the outstanding balance of $69.3 million. Following the prepayment, an amount of $0.02 million was written-off in condensed consolidated statement of operations.

Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB: In November 2015, Navios Acquisition, entered into a term loan facility of up to $125.0 million (divided into five tranches) with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB for the: (i) financing of the purchase price of the Nave Spherical; and (ii) the refinancing of the existing facility with Deutsche Bank AG Filiale Deutschlandgescäft and Skandinaviska Enskilda Banken AB, dated July 18, 2014. Four of the five tranches of the facility are repayable in 20 quarterly installments of between approximately $0.4 million and $1.9 million, each with a final balloon repayment to be made on the last repayment date. The fifth tranche is repayable in 16 quarterly installments of between approximately $0.7 million and $0.8 million, each. The maturity date of the loan is in the fourth quarter of 2020. The credit facility bears interest at LIBOR plus 295 bps per annum.

On March 23, 2018, Navios Acquisition prepaid $26.8 million, being the respective tranche of the Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB facility that was drawn to finance the Nave Equinox and the Nave Pyxis, which substituted the Nave Galactic as collateral vessels under the 8 1/8% 2021 Notes. Following the prepayment, an amount of $0.3 million was written-off in condensed consolidated statement of operations. As of September 30, 2018, the outstanding balance under this facility was $48.8 million.

As of September 30, 2018, no amounts were available to be drawn from our facilities.

Sale and Leaseback Agreement

On March 31, 2018, Navios Acquisition entered into a $71.5 million sale and leaseback agreement with CMB Financial Leasing Co., Ltd to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation at the end of the lease term and under ASC 842-40, the transaction accounted for as a failed sale and leaseback transaction and resulted in a finance lease. The agreement will be repayable in 24 equal consecutive quarterly installments of $1.5 million each, with a repurchase obligation of $35.8 million on the last repayment date. The agreement matures in April 2024 and bears interest at LIBOR plus 305 bps per annum. In April 2018, the Company drew $71.5 million under this agreement and the proceeds net of the deferred finance costs are included within line item “Loan proceeds, net of deferred finance costs” of the Financing Activities in the condensed consolidated statements of cash flows.

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity at the higher of $40.0 million or $1.0 million per vessel; (ii) net worth ranging from $50.0 million to $135.0 million; and (iii) total liabilities divided by total assets, adjusted for market values to be generally lower than 75% or 80% and for certain facilities, as amended for a specific period of time up to a maximum of one quarter (from the current balance sheet date), to be ranging from a maximum of 80% to 85%. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

As of September 30, 2018, the Company was in compliance with its covenants.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

Off-Balance Sheet Arrangements – Legal Proceedings

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. As of September 30, 2018, Navios Acquisition has provided backstop commitments for certain vessels of Navios Midstream. Please see discussion below under “Contractual Obligations”.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

Contractual Obligations

The following table summarizes our long-term contractual obligations as of September 30, 2018:

	Payments due by period (Unaudited)
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$82,282	$149,399	$755,870	$40,219	$1,027,770
Lease Obligations (Time Charters) for vessels to be delivered(2)	—	18,824	33,434	148,483	200,741
Total contractual obligations	$82,282	$168,223	$789,304	$188,702	$1,228,511

(1)

The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 230 bps to 305 bps per annum to the $670.0 million 2021 Notes fixed rate of 8.125%.

(2)

In August 2018, Navios Acquisition agreed to the main terms of a 12-year bareboat charter-in agreement with de-escalating purchase options for two newbuild Japanese VLCCs delivering in each of the third and fourth quarter of 2020.

Navios Holdings, Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of September 30, 2018, there was no amount undrawn under the Navios Revolving Loans I. See Note 11 for the investment in Navios Europe I.

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $57.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). As of September 30, 2018, the amount undrawn under the Navios Revolving Loans II was $15.0 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $15.0 million. See Note 11 for the investment in Navios Europe II.

On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35,000, $38,400 and $38,025, respectively. Backstop commitments are triggered if the actual rates achieved are below the backstop rates. Please refer to “Related Party Transactions”.

The backstop commitment for the Shinyo Kannika was terminated in relation to the sale of this vessel in March 2018. Navios Acquisition agreed to extend the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the sale of the latter to Navios Midstream in March 2018.

Navios Acquisition leases office space in Monaco pursuant to a five year lease agreement dated July 1, 2018 that expires in June 2023, for a monthly rent of approximately $0.01 million.

Related Party Transactions

The Navios Holdings Credit Facilities: On September 19, 2016, Navios Acquisition entered into a $70.0 million secured loan facility with Navios Holdings. The loan facility was secured by all of Navios Holdings’ interest in Navios Acquisition and 78.5% of Navios Holdings’ interest in Navios South American Logistics Inc. (“Navios Logistics”), representing a majority of the shares outstanding of Navios Logistics. The secured loan facility provided for an arrangement fee of $0.7 million, was available for up to five drawings and had a fixed interest rate of 8.75% with a maturity date of November 15, 2018. The arrangement fee was deferred and amortized using the effective interest rate method. On November 3, 2017, Navios Holdings prepaid in full the outstanding amount with a payment of $55.1 million. The prepayment amount consisted of the $50.0 million drawn under the facility and $5.1 million of accrued interest. As of each of September 30, 2018 and December 31, 2017, the outstanding receivable balance was $0. Total interest income for the three and nine month periods ended September 30, 2017 was $1.3 million and $3.7 million, respectively.

Management fees: Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012, May 2014 and May 2016, the Manager, a wholly-owned subsidiary of Navios Holdings, provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC, through May 2018.

Pursuant to an amendment to the Management Agreement dated as of May 3, 2018, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2018 through May 2020, at a daily fee of: (a) $6,500 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC.

Dry docking expenses are reimbursed by Navios Acquisition at cost.

Total management fees for each of the three month periods ended September 30, 2018 and 2017 were $23.3 million and $23.9 million, respectively. Total management fees for each of the nine month periods ended September 30, 2018 and 2017 were $69.7 million and $71.0 million, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement with Navios Holdings, Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020.

For each of the three month periods ended September 30, 2018 and 2017 the expense arising from administrative services rendered by Navios Holdings was $2.2 million and $2.3 million, respectively. For each of the nine month periods ended September 30, 2018 and 2017 the expense arising from administrative services rendered by Navios Holdings was $6.6 million and $6.8 million, respectively.

Balance due from related parties (excluding Navios Europe I, Navios Europe II and Navios Holdings Credit Facility): Balance due from related parties as of September 30, 2018 and December 31, 2017 was $9.3 million and $18.0 million, respectively, and included the short-term and long-term amounts due from Navios Holdings. The balances mainly consisted of administrative expenses and special survey and dry docking expenses for certain vessels of our fleet, as well as management fees, in accordance with the Management Agreement.

Balance due to related parties, short-term: Amounts due to related parties, short-term as of September 30, 2018 and December 31, 2017 was $17.8 million and $17.1 million, respectively, and mainly consisted of backstop commitment liability payable to Navios Midstream. In the first quarter of 2018, Navios Acquisition paid to Navios Midstream the amount of $16.4 million regarding the backstop commitment.

Navios Midstream Merger Agreement: On October 8, 2018, Navios Acquisition and Navios Midstream announced that they entered into a definitive merger agreement under which Navios Acquisition will acquire all of the publicly held units of Navios Midstream in exchange for shares of Navios Acquisition. Please refer to “Navios Midstream Merger Agreement” under “Recent Developments”.

Omnibus Agreements

Acquisition Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter-in drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Midstream Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, liquefied petroleum gas (“LPG”) tankers or chemical tankers under time charters of five or more years without the consent of the Navios Midstream General Partner. The Midstream Omnibus Agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries will grant to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Navios Containers Omnibus Agreement: In connection with the Navios Maritime Containers Inc. (“Navios Containers”) private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Acquisition entered into an omnibus agreement with Navios Containers, Navios Midstream, Navios Holdings and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream to compete with Navios Containers under specified circumstances.

Backstop Agreement: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35,000, $38,400 and $38,025, respectively. Backstop commitments are triggered if the actual rates achieved are below the backstop rates. The Company has recognized expense of $7.4 million and $6.0 million as “Time charter and voyage expenses” in the condensed consolidated statements of operations for the three month periods ended September 30, 2018 and 2017, respectively, which the Company believes represents a reasonable estimate of the loss for the backstop agreements. The Company has recognized expense of $17.9 million and an amount of $11.2 million as “Time charter and voyage expenses” in the condensed consolidated statements of operations for the nine month periods ended September 30, 2018 and 2017, respectively, which the Company believes represents a reasonable estimate of the loss for the backstop agreements. As of September 30, 2018, the Company has an accrued liability of $17.4 million recognized in “Due to related parties”. As of December 31, 2017, the accrued liability recognized was $16.4 million and was paid to Navios Midstream in the first quarter of 2018. The backstop commitment for the Shinyo Kannika was terminated in relation to the sale of this vessel in March 2018. Navios Acquisition agreed to extend the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the sale of the latter to Navios Midstream in March 2018.

Navios Midstream General Partner Option Agreement with Navios Holdings: Navios Acquisition entered into an option agreement, dated November 18, 2014, with Navios Holdings under which Navios Acquisition grants Navios Holdings the option to acquire any or all of the outstanding membership interests in Navios Midstream General Partner and all of the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. Any such exercise shall relate to not less than twenty-five percent of the option interest and the purchase price for the acquisition of all or part of the option interest shall be an amount equal to its fair market value.

Option Vessels: In connection with the IPO of Navios Midstream, Navios Acquisition granted options to Navios Midstream, initially exercisable until November 18, 2016, to purchase seven VLCCs (two of which, the Nave Celeste and the C. Dream were sold to Navios Midstream in June 2015 pursuant to such option) from Navios Acquisition at fair market value. On October 25, 2016, Navios Acquisition extended the option periods on three of the five remaining VLCCs, the Nave Buena Suerte, the Nave Neutrino and the Nave Electron, for an additional two-year period expiring on November 18, 2018. The purchase options pursuant to the extended period do not include any backstop commitments from Navios Acquisition.

Sale of the C. Dream and the Nave Celeste: On June 18, 2015, Navios Acquisition sold the vessel-owning subsidiaries of the C. Dream and the Nave Celeste to Navios Midstream for a sale price of $100.0 million in total. Out of the $100.0 million purchase price, $73.0 million was paid in cash and the remaining amount was paid through the issuance of 1,592,920 subordinated Series A Units of Navios Midstream. In conjunction with the transaction, Navios Midstream also issued 32,509 general partner units to the General Partner, in order for the General Partner to maintain its 2.0% general partnership interest, for $0.6 million. Please see Note 11 “Transactions with related parties”.

Participation in offerings of affiliates: On July 29, 2016, Navios Midstream launched a continuous offering sales program of its common units for an aggregate offering of up to $25.0 million.

On February 16, 2017 and May 5, 2017, Navios Acquisition entered into securities purchase agreements with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 6,446 and 412 general partnership interests, respectively, for a consideration of $0.08 million and $0.01 million, respectively, in order to maintain its 2.0% partnership interest in Navios Midstream in light of the continuous offering sales program, launched by Navios Midstream.

The Company determined, under the equity method, that the issuance of common units of Navios Midstream qualified as a sale of shares by the investee. As a result, a net loss of $0 and $0.05 million was recognized in “Equity/ (loss) in net earnings of affiliated companies” for the three and nine month period ended September 30, 2017. No amount was recognized as of September 30, 2018.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements.

Balance due from Navios Europe I as of September 30, 2018 was $21.8 million (December 31, 2017: $19.4 million) which included the Navios Revolving Loans I of $11.8 million (December 31, 2017: $11.8 million), the non-current amount of $4.0 million (December 31, 2017: $3.2 million) related to the accrued interest income earned under the Navios Term Loans I under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans I of $6.1 million (December 31, 2017: $4.5 million) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of September 30, 2018, there was no amount undrawn under the Navios Revolving Loans I.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements. In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million.

Balance due from Navios Europe II as of September 30, 2018 was $36.5 million (December 31, 2017: $31.1 million) which included the Navios Revolving Loans II of $20.7 million (December 31, 2017: $20.7 million), the non-current amount of $5.2 million (December 31, 2017: $3.8 million) related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $10.6 million (December 31, 2017: $6.7 million) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of September 30, 2018, the amount undrawn under the Navios Revolving Loans II was $15.0 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $15.0 million.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of operations.

Interest Rate Risk

As of September 30, 2018, Navios Acquisition had a total of $1,027.8 million in long-term and short-term indebtedness. Borrowings under our credit facilities bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Existing Notes and the Additional Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the nine month period ended September 30, 2018, we paid interest on our outstanding debt at a weighted average interest rate of 6.91%. A 1% increase in LIBOR would have increased our interest expense for the nine month period ended September 30, 2018 by $2.9 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the nine month period ended September 30, 2018, Navig8 and Mansel accounted for 39.8% and 12.7%, respectively, of Navios Acquisition’s revenue. For the year ended December 31, 2017, Navig8, Mansel and Shell Trading Singapore (Private) Ltd. (“Shell”) accounted for 31.9%, 14.3% and 13.7%, respectively, of Navios Acquisition’s revenue.

Cash and Cash Equivalents

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Acquisition does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Acquisition also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Inflation

Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

In January 2017, FASB issued Accounting Standard Update (“ASU”) 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)”. The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our consolidated financial statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely matter. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

Critical Accounting Policies

Navios Acquisition’s interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Acquisition to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 5, 2018.

Investments in Equity Securities

Navios Acquisition evaluates its investment in Navios Midstream, Navios Europe I and Navios Europe II for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Midstream, Navios Europe I and Navios Europe II, and (iii) the intent and ability of the Company to retain its investment in Navios Midstream, Navios Europe I and Navios Europe II for a period of time sufficient to allow for any anticipated recovery in fair value.

Navios Acquisition considers whether the fair values of its equity method investments have declined below their carrying values whenever adverse events or changes in circumstances indicate that the carrying value may not be recoverable. If we consider any such decline to be other-than-temporary (based on various factors, including historical financial results, economic and industry events resulting in changes in the affiliate’s trading performance and the overall health of the affiliate’s industry), then we would write down the carrying amount of the investment to its estimated fair value.

As of September 30, 2018, the carrying amount of the investment in Navios Midstream was $106.6 million or $8.46 per unit, which represented our total ownership interest in the Partnership of 59.0%. The estimated market value of this investment was determined with reference to the quoted price of the common units of $2.97 per unit as of September 30, 2018, which ranged from a high of $10.32 per unit to a low of $2.74 per unit during the nine months ended September 30, 2018. Management considers the volatility and decline in the market value of its investment in Navios Midstream to be temporary and no adjustment to the carrying value of our investment was deemed necessary as of September 30, 2018 as we have both the ability and intent to hold (to the extent that the merger described in “Navios Midstream Merger Agreement” under “Recent Developments”, and Note 17 “Subsequent Events”, is not consummated) our investment in Navios Midstream.

As of September 30, 2018, the market value of the investment in Navios Midstream was $37.4 million and was determined with reference to the quoted price of the common units of $2.97 per unit, which ranged from a high of $10.32 per unit to a low of $2.74 per unit during the nine months ended September 30, 2018. Management considers the volatility and decline in the market value of its investment in Navios Midstream to be temporary and no adjustment to the carrying value of our investment was deemed necessary as of September 30, 2018 as we have both the ability and intent to hold (to the extent that the merger described in “Navios Midstream Merger Agreement” under “Recent Developments”, and Note 17 “Subsequent Events”, is not consummated) our investment in Navios Midstream.

However, should these conditions continue to persist for an extended period of time, a conclusion could be reached in the future that an impairment exists that is “other-than- temporary”, at which time we would write down the carrying amount of our investment to its estimated fair value which may have a material adverse impact on our results of operations in the period recognized.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2018 AND DECEMBER 31, 2017	F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017	F-5
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-6

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars- except share data)

	Notes	September 30, 2018 (unaudited)	December 31, 2017 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$46,102	$81,151
Restricted cash	3	2,211	5,307
Accounts receivable, net		12,774	12,810
Due from related parties, short term	11	16,649	13,931
Prepaid expenses and other current assets		12,800	6,534
Total current assets		90,536	119,733
Vessels, net	4	1,163,894	1,250,043
Goodwill	5	1,579	1,579
Other long-term assets		450	900
Deferred dry dock and special survey costs, net		31,070	20,871
Investment in affiliates	6,11	118,041	125,062
Due from related parties, long-term	6,11	50,902	54,593
Total non-current assets		1,365,936	1,453,048
Total assets		$1,456,472	$1,572,781
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$8,865	$3,862
Accrued expenses	8	26,230	12,211
Due to related parties, short-term	11	17,751	17,107
Deferred revenue		3,138	5,028
Current portion of long-term debt, net of deferred finance costs	9	80,842	36,410
Total current liabilities		136,826	74,618
Long-term debt, net of current portion, premium and net of deferred finance costs	9	935,482	1,028,959
Deferred gain on sale of assets	6,11	6,212	6,729
Total non-current liabilities		941,694	1,035,688
Total liabilities		$1,078,520	$1,110,306
Commitments and contingencies	12	—	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 1,000 series C shares issued and outstanding as of September 30, 2018 and December 31, 2017	13	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 144,182,831 and 152,107,905 issued and outstanding as of September 30, 2018 and December 31, 2017, respectively	13	14	15
Additional paid-in capital	13	503,491	518,071
Accumulated deficit		(125,553)	(55,611)
Total stockholders’ equity		377,952	462,475
Total liabilities and stockholders’ equity		$1,456,472	$1,572,781

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

		For the Three	For the Three	For the Nine	For the Nine
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
		September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	14	$41,589	$54,021	$129,218	$176,961
Time charter and voyage expenses	11	(9,560)	(7,030)	(21,749)	(15,793)
Direct vessel expenses	11	(2,011)	(1,053)	(5,251)	(2,880)
Management fees (entirely through related party transactions)	11	(23,340)	(23,939)	(69,652)	(71,035)
General and administrative expenses	11	(3,157)	(2,837)	(11,212)	(9,293)
Depreciation and amortization	4	(13,777)	(14,220)	(41,763)	(42,660)
Gain on sale of vessel	4	—	—	25	—
Interest income	6,11	2,061	2,755	5,875	7,495
Interest expense and finance cost	9	(19,308)	(18,890)	(57,917)	(57,522)
Equity/ (loss) in net earnings of affiliated companies	6	4,522	3,752	4,463	(51,208)
Other expense, net		(427)	(664)	(1,979)	(972)

Net loss		$(23,408)	$(8,105)	$(69,942)	$(66,907)

Dividend declared on restricted shares		(35)	—	(106)	—
Undistributed loss attributable to Series C participating preferred shares		1,196	394	3,516	3,248

Net loss attributable to common shareholders, basic	15	$(22,247)	$(7,711)	$(66,532)	$(63,659)

Dividend declared on restricted shares		—	—	—	—
Undistributed loss attributable to Series C participating preferred shares		—	—	—	—

Net loss attributable to common shareholders, diluted	15	$(22,247)	$(7,711)	$(66,532)	$(63,659)

Net loss per share, basic and diluted		$(0.16)	$(0.05)	$(0.46)	$(0.42)
Weighted average number of shares, basic		142,836,948	150,379,186	145,184,923	150,438,485
Weighted average number of shares, diluted		142,836,948	150,379,186	145,184,923	150,438,485

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	For the Nine Months Ended September 30, 2018 (unaudited)	For the Nine Months Ended September 30, 2017 (unaudited)
Operating Activities
Net loss		$(69,942)	$(66,907)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4	41,763	42,660
Amortization and write-off of deferred finance fees and bond premium	9	2,860	3,322
Amortization of dry dock and special survey costs		5,251	2,880
Stock based compensation	13	816	—
Gain on sale of vessel		(25)	—
(Equity)/ loss in net earnings of affiliates, net of dividends received		(4,463)	57,941
Changes in operating assets and liabilities:
Increase in prepaid expenses and other current assets		(6,266)	(300)
Decrease in accounts receivable		120	8,414
(Increase)/ decrease in due from related parties, short-term		(2,718)	9,620
Decrease in other long term assets		450	—
Decrease/ (increase) in due from related parties, long-term		5,964	(16,348)
Increase / (decrease) in accounts payable		4,930	(1,708)
Increase in accrued expenses		14,193	14,097
Payments for dry dock and special survey costs		(15,915)	(10,427)
Increase in due to related parties, short-term		800	12,365
(Decrease)/ increase in deferred revenue		(1,673)	49

Net cash (used in)/ provided by operating activities		$(23,855)	$55,658

Investing Activities
Loans receivable from affiliates	11	—	(9,061)
Dividends received from affiliates		8,477	9,242
Investment in affiliates		—	(84)
Net cash proceeds from sale of vessel	4	44,500	—

Net cash provided by investing activities		$52,977	$97

Financing Activities
Loan proceeds, net of deferred finance costs	9	69,547	49,764
Loan repayments	9	(121,417)	(73,836)
Dividend paid	7	(9,206)	(23,714)
Redemption of convertible shares and puttable common stock		—	(2,250)
Acquisition of treasury stock	13	(6,191)	—

Net cash used in financing activities		$(67,267)	$(50,036)

Net (decrease)/ increase in cash, cash equivalents and restricted cash		(38,145)	5,719
Cash, cash equivalents and restricted cash, beginning of period		86,458	56,658

Cash, cash equivalents and restricted cash, end of period		$48,313	$62,377

Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest		$41,034	$40,267
Non-cash investing activities
Accrued interest on loan to affiliate		$2,273	$5,387
Costs payable relating to sale of vessel		$(200)	$—
Non-cash financing activities
Stock based compensation		$816	$—
Accrued deferred finance costs		$35	$—

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

	Preferred Stock		Common Stock
	Number of Preferred Shares	Amount	Number of Common Shares	Amount	Additional Paid-in Capital	(Accumulated Deficit)/ Retained Earnings	Total Stockholders’ Equity
Balance, December 31, 2016	1,000	$—	150,582,990	$15	$541,720	$31,196	$572,931
Redemption of puttable common stock	—	—	(225,000)	—	—	—	—
Dividend paid/ declared	—	—	—	—	(15,806)	(7,908)	(23,714)
Net loss	—	—	—	—	—	(66,907)	(66,907)

Balance, September 30, 2017 (unaudited)	1,000	$—	150,357,990	$15	$525,914	$(43,619)	$482,310
Balance, December 31, 2017	1,000	$—	152,107,905	$15	$518,071	$(55,611)	$462,475
Stock based compensation (see Note 13)	—	—	—	—	816	—	816
Acquisition of treasury stock (see Note 13)	—	—	(7,925,074)	(1)	(6,190)	—	(6,191)
Dividend paid/ declared (see Note 7)	—	—	—	—	(9,206)	—	(9,206)
Net loss	—	—	—	—	—	(69,942)	(69,942)
Balance, September 30, 2018 (unaudited)	1,000	$—	144,182,831	$14	$503,491	$(125,553)	$377,952

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing worldwide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long-, medium- and short-term charters. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”).

Navios Acquisition was incorporated in the Republic of Marshall Islands on March 14, 2008. On July 1, 2008, Navios Acquisition completed its initial public offering (“IPO”). On May 28, 2010, Navios Acquisition consummated the vessel acquisitions which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

In November 2014, Navios Maritime Midstream Partners L.P. (“Navios Midstream”), a company formed as a subsidiary of Navios Acquisition, completed an IPO of its common units in the United States and is listed on the NYSE under the symbol “NAP”.

As of September 30, 2018, Navios Acquisition owned a 59.0% limited partner interest in Navios Midstream, which included a 2.0% general partner interest. Please refer to Navios Midstream Merger Agreement under Note 17 “Subsequent Events”.

As of September 30, 2018, Navios Holdings had 45.3% of the voting power and 48.6% of the economic interest in Navios Acquisition.

As of September 30, 2018, Navios Acquisition had outstanding: 144,182,831 shares of common stock and 1,000 shares of Series C Convertible Preferred Stock held by Navios Holdings.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Acquisition’s consolidated balance sheets, statement of changes in equity, statements of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under accounting principles generally accepted in the United States of America (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Acquisition’s 2017 Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

Change in accounting principle: The Company historically presented changes in restricted cash and cash equivalents depending on the nature of the cash flow within the consolidated statement of cash flows. During the first quarter of 2018, the Company adopted the guidance codified in ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires that restricted cash and cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. The recognition and measurement guidance for restricted cash is not affected. The Company applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

The reclassification of restricted cash in the statement of cash flows does not impact net income as previously reported or any prior amounts reported on the statements of operations, or balance sheet. The effect of the retrospective application of this change in accounting principle on the Company’s statement of cash flows for the nine months ended September 30, 2017 resulted in an increase of operating cash flows in the amount of $10 and a decrease of financing cash flows in the amount of $3,210 with a corresponding increase in cash and cash equivalents of $3,200.

(b) Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The Company also consolidates entities that are determined to be variable interest entities (“VIEs”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these interim condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

(c) Equity method investments: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Navios Acquisition evaluates its equity method investments, for other than temporary impairment, on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects and (3) the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in fair value.

(d) Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries if deemed to be a business combination. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

As of September 30, 2018 and 2017 the entities included in these consolidated financial statements were:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2018	2017
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Agistri Shipping Corporation	Operating Subsidiary	Malta	1/23 - 9/30	—
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Antiparos Shipping Corporation	Vessel-Owning Company(7)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Ikaria Shipping Corporation	Vessel-Owning Company(7)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 9/30	1/1 - 9/30
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Kos Shipping Corporation	Vessel-Owning Company(7)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Mytilene Shipping Corporation	Vessel-Owning Company(7)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 9/30	1/1 - 9/30

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Shinyo Loyalty Limited	Vessel-Owning Company(1)	Hong Kong	1/1 - 9/30	1/1 - 9/30
Shinyo Navigator Limited	Vessel-Owning Company(2)	Hong Kong	1/1 - 9/30	1/1 - 9/30
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 9/30	1/1 - 9/30
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Antipsara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Alonnisos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Makronisos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Paxos Shipping Corporation	Vessel-Owning Company(4)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Donoussa Shipping Corporation	Vessel-Owning Company(5)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Schinousa Shipping Corporation	Vessel-Owning Company(6)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Kerkyra Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Olivia Enterprises Corp.	Vessel-Owning Company	Marshall Is.	7/3 - 9/30	—
Cyrus Investments Corp.	Vessel-Owning Company	Marshall Is.	7/3 - 9/30	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary on March 29, 2018.
(4)	Former vessel-owner of the Nave Lucida which was sold to an unaffiliated third party on January 27, 2016.
(5)	Former vessel-owner of the Nave Universe which was sold to an unaffiliated third party on October 4, 2016.
(6)	Former vessel-owner of the Nave Constellation which was sold to an unaffiliated third party on November 15, 2016.
(7)	Currently, vessel-operating company under the sale and leaseback transaction.

(e) Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future dry dock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets and scrap value, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivable, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(f) Vessels, net: Vessels are stated at historical cost, which consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value of $360 per lightweight ton, as we believe these levels are common in the shipping industry. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods.

Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(g) Vessels held for sale: Vessels are classified as “Vessels held for sale” when all of the following criteria are met: management has committed to a plan to sell the vessel; the vessel is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; the sale of the vessel is probable and transfer of the vessel is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale.

(h) Impairment of long-lived asset group: Vessels, other fixed assets and other long-lived assets held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Acquisition’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed such as, undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible with respect to the time charter agreement to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for new buildings, if any. Within the shipping industry, vessels are often bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to the then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

(i) Revenue Recognition: On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers (ASC 606). The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASU 2016-02 “Leases”. Upon adoption of ASC 606 and ASC 842, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of operations.

The Company’s revenues earned under voyage contracts (revenues for the transportation of cargo) were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company will recognize revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenues earned under voyage contracts were $1,912 and $0 for the three month periods ended September 30, 2018 and 2017, respectively. For the nine month periods ended September 30, 2018 and 2017, revenues under voyage contracts were $1,912 and $2,068, respectively.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenues from time chartering of vessels were $28,298 and $44,355 for the three month periods ended September 30, 2018 and 2017, respectively. For the nine month periods ended September 30, 2018 and 2017, revenues from time chartering of vessels were $89,856 and $140,094, respectively.

Profit sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable. Profit sharing revenues for the three month periods ended September 30, 2018 and 2017 were $(204) and $450, respectively. For the nine month periods ended September 30, 2018 and 2017, profit sharing revenues were $233 and $665, respectively.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized in the period in which the variability is resolved. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. Revenue for vessels operating in pooling arrangements was $11,583 and $9,216 for the three month periods ended September 30, 2018 and 2017, respectively. For the nine month periods ended September 30, 2018 and 2017, revenue operating in pooling arrangements was $37,217 and $34,134, respectively.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Options to extend or terminate a lease

The Company’s vessels have the following options to extent or renew their charters:

Vessel	Option
Nave Bellatrix, Nave Capella	Charterer’s option to extend the charter for one year at $14.566 net per day.

Bougainville	Charterer’s option to extend the charter for two years at $14.708 net per day for the first year and $15.002 net per day for the second year, plus profit sharing arrangements for both years.

Nave Dorado, Nave Equinox	Charterer’s option to extend the charter for one year at $14.813 net per day.

Nave Orbit	Charterer’s option to extend for one year at $12.750 net per day.

Nave Sextans, Nave Pyxis	Charterer’s option to extend the charter for one year at $14.500 net per day.

Nave Buena Suerte, Nave Quasar	Charterer’s option to extend the charter for one year at $20.475 net per day.

Nave Estella	Charterer’s option to extend the charter for one year at $14.625 net per day.

Nave Aquilla	Charterer’s option to extend the charter for six months at $11.850 net per day.

(j) Restricted Cash: Restricted cash was $2,211 and $5,307 as of September 30, 2018 and December 31, 2017, respectively, and was held as required by certain provisions of Navios Acquisition’s credit facilities.

The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the condensed consolidated statements of cash flows:

Reconciliation of cash, cash equivalents and restricted cash:	September 30, 2018	December 31, 2017
Current assets:
Cash and cash equivalents	$46,102	$81,151
Restricted cash	2,211	5,307
Total cash, cash equivalents and restricted cash	$48,313	$86,458

Adoption of new accounting standards

The Company elected to early adopt the requirements of Accounting Standard Update (“ASU”) 2016-02, “Leases (Topic 842)” effective from January 1, 2018 using the modified retrospective method and has also elected the use of the practical expedients. The early adoption of this ASU did not have a material effect on the Company’s consolidated balance sheets, consolidated statements of operations and opening retained earnings.

On January 1, 2018, the Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers” and the related amendments (“ASC 606” or “the new revenue standard”) using the modified retrospective method, requiring to recognize the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of retained earnings and not retrospectively adjusting prior periods.

Under the new guidance, there is a five-step model to apply to revenue recognition. The five-steps consist of: (1) determination of whether a contract, an agreement between two or more parties that creates legally enforceable rights and obligations, exists; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when (or as) the performance obligation is satisfied.

As a result of adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The Company expects the impact of the adoption of the new standard to be immaterial to its net income on an ongoing basis.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The Company adopted the new guidance on January 1, 2018 and it did not have a material impact on the consolidated results of operations, financial condition, or cash flows.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Recent Accounting Pronouncements

In January 2017, FASB issued Accounting Standard Update (“ASU”) 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)”. The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our consolidated financial statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely matter. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	September 30, 2018	December 31, 2017
Cash on hand and at banks	$22,704	$60,088
Short-term deposits	23,398	21,063
Total cash and cash equivalents	$46,102	$81,151

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with an original maturity of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

In restricted cash there is an amount of $2,211 as of September 30, 2018 and $5,307 as of December 31, 2017 held in retention accounts in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

NOTE 4: VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2016	$1,505,013	$(198,090)	$1,306,923
Additions	—	(56,880)	(56,880)
Balance at December 31, 2017	$1,505,013	$(254,970)	$1,250,043
Additions	—	(41,763)	(41,763)
Disposals	(51,739)	7,353	(44,386)
Balance at September 30, 2018	$1,453,274	$(289,380)	$1,163,894

On March 29, 2018, Navios Acquisition sold all the shares of the vessel-owning subsidiary of the Nave Galactic, a 2009-built VLCC vessel of 297,168 dwt to Navios Midstream for a sale price of $44,500, which was paid as of March 31, 2018. The gain on sale of the vessel, upon write-off of the unamortized dry-docking of $465 and working capital items of $376 (including costs of $200), was $25.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 5: GOODWILL

Goodwill as of September 30, 2018 and December 31, 2017 was:

Balance January 1, 2017	$1,579
Balance December 31, 2017	1,579
Balance September 30, 2018	$1,579

NOTE 6: INVESTMENT IN AFFILIATES

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) established Navios Europe I and had economic interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of: (i) cash which was funded with the proceeds of senior loan facility (the “Senior Loan I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans I”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). Effective November 2014 and as of September 30, 2018, Navios Holdings, Navios Acquisition and Navios Partners had a voting interest of 50%, 50% and 0%, respectively.

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loan I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation.

The Navios Term Loans I will be repaid from the future sale of vessels owned by Navios Europe I and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a VIE and that the Company is not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I.

Navios Acquisition further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

The fleet of Navios Europe I is managed by subsidiaries of Navios Holdings.

As of September 30, 2018 and December 31, 2017, the estimated maximum potential loss by Navios Acquisition in Navios Europe I would have been $26,548 and $24,147, respectively, which represented the Company’s carrying value of its investment of $4,750 (December 31, 2017: $4,750) the Company’s portion of the carrying balance of the Navios Revolving Loans I including accrued interest on the Navios Term Loans I of $15,732 (December 31, 2017: $14,944), which is included under “Due from related parties, long- term” and the accrued interest income on the Navios Revolving Loans I in the amount of $6,066 (December 31, 2017: $4,453) which is included under “Due from related parties, short-term”. Refer to Note 11 for the terms of the Navios Revolving Loans I.

Income recognized in “Equity/ (loss) in net earnings of affiliated companies” for the three month period ended September 30, 2018 was $274 (September 30, 2017: $236). Income recognized in “Equity/ (loss) in net earnings of affiliated companies” for the nine month period ended September 30, 2018 was $788 (September 30, 2017: $719).

Accounting for basis difference

The initial investment in Navios Europe I recorded under the equity method of $4,750, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which was $6,763. This difference is amortized through “Equity/ (loss) in net earnings of affiliated companies” over the remaining life of Navios Europe I. As of September 30, 2018 and December 31, 2017, the unamortized difference between the carrying amount of the investment in Navios Europe I and the amount of the Company’s underlying equity in net assets of Navios Europe I was $3,526, and $4,034, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II Inc. and had in such entity economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50.0%, 50.0 and 0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for: (i) cash consideration of $145,550 (which was funded with the proceeds of $131,550 of senior loan facilities (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $57,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”).

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation.

The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a VIE and that the Company is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II.

Navios Acquisition further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

The fleet of Navios Europe II is managed by subsidiaries of Navios Holdings.

As of September 30, 2018, the estimated maximum potential loss by Navios Acquisition in Navios Europe II would have been $43,131 (December 31, 2017: $37,741), which represented the Company’s carrying value of the investment of $6,650 (December 31, 2017: $6,650), the Company’s balance of the Navios Revolving Loans II including accrued interest on the Navios Term Loans II of $25,898 (December 31, 2017: $24,412), which is included under “Due from related parties, long-term”, and the accrued interest income on the Navios Revolving Loans II in the amount of $10,583 (December 31, 2017: $6,679), which is included under “Due from related parties, short-term”. Refer to Note 11 for the terms of the Navios Revolving Loans II.

Income recognized in “Equity/ (loss) in net earnings of affiliated companies” for the three month period ended September 30, 2018 was $522. (September 30, 2017: $236). Income recognized in “Equity/ (loss) in net earnings of affiliated companies” for the nine month period ended September 30, 2018 was $1,485. (September 30, 2017: $445).

Accounting for basis difference

The initial investment in Navios Europe II recorded under the equity method of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which was $9,419. This difference is amortized through “Equity/ (loss) in net earnings of affiliated companies” over the remaining life of Navios Europe II. As of September 30, 2018, and December 31, 2017, the unamortized difference between the carrying amount of the investment in Navios Europe II and the amount of the Company’s underlying equity in net assets of Navios Europe II was $6,305 and $7,011, respectively.

Navios Midstream

On October 13, 2014, the Company formed Navios Midstream under the laws of Marshall Islands. Navios Maritime Midstream Partners GP L.L.C. (the “Navios Midstream General Partner”), a wholly owned subsidiary of Navios Acquisition, was also formed on that date to act as the general partner of Navios Midstream and received a 2.0% general partner interest. Navios Midstream completed its IPO in November 2014.

The Company evaluated its investment in Navios Midstream (NYSE: NAP) under ASC 810 and concluded that Navios Midstream is not a VIE. The Company further evaluated the power to control the board of directors of Navios Midstream under the voting interest model. As of the date of the IPO of Navios Midstream, Navios Acquisition, as the general partner, delegated all its powers to the board of directors of Navios Midstream and does not have the right to remove or replace the elected directors from the board of directors of Navios Midstream. Elected directors were appointed by the general partner, but as of the date of the IPO of Navios Midstream are deemed to be elected directors. The elected directors represent the majority of the board of directors of Midstream and therefore, the Company concluded that it does not hold a controlling financial interest in Navios Midstream but concluded that it does maintain significant influence and deconsolidated the vessels sold as of the date of the IPO of Navios Midstream.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Following the deconsolidation of Navios Midstream, the Company accounts for all of its interest under the equity method of accounting.

On February 16, 2017 and May 5, 2017 Navios Acquisition entered into securities purchase agreements with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 6,446 and 412 general partnership interests, respectively, for a consideration of $79 and $5, respectively, in order to maintain its 2.0% partnership interest in Navios Midstream in light of the continuous offering sales program, launched by Navios Midstream.

The Company determined, under the equity method, that the issuance of common units of Navios Midstream qualified as a sale of shares by the investee. As a result, a net loss of $0 and $54 was recognized in “Equity/ (loss) in net earnings of affiliated companies” for the three and nine month periods ended September 30, 2017, respectively. No amount was recognized for the three and nine month periods ended September 30, 2018.

On November 16, 2017, in accordance with the terms of the Navios Midstream Partnership Agreement all of the 9,342,692 subordinated units of Navios Midstream converted into common units on a one-for-one basis. Following their conversion into common units, these units have the same distribution rights as all other common units.

On June 18, 2018, in accordance with the terms of the Partnership Agreement all of the issued and outstanding 1,592,920 subordinated Series A units of Navios Midstream converted into Navios Midtsream’s existing common units on a one-for-one basis. Following their conversion into common units, these units have the same distribution rights as all other common units.

As of September 30, 2018, the Company owned a 2.0% general partner interest in Navios Midstream through the Navios Midstream General Partner and a 57.0% limited partnership interest through the ownership of common units based on all of the outstanding common and general partner units.

For the three month periods ended September 30, 2018 and 2017, total income from Navios Midstream recognized in “Equity/ (loss) in net earnings of affiliated companies” was $3,726 and $3,280, respectively. Dividends received during the three month period ended September 30, 2018 were $1,576 ($5,326 for the three month period ended September 30, 2017).

For the nine month periods ended September 30, 2018 and 2017, total equity method (loss)/ income from Navios Midstream recognized in “Equity/ (loss) in net earnings of affiliated companies” was $2,190 and $6,732, respectively. Dividends received during the nine month period ended September 30, 2018 were $8,477 ($15,975 for the nine month period ended September 30, 2017).

As of June 30, 2017 the fair value of our investment in Navios Midstream had been below its carrying value for a period over twelve months, due to the decline in the quoted price of the common units of Navios Midstream. During the three and six month periods ended June 30, 2017, the Company recognized a non-cash “other-than-temporary impairment” (“OTTI”) loss of $59,104 relating to its investment in Navios Acquisition and the amount was included in “Equity/ (loss) in net earnings of affiliated companies”.

As of September 30, 2018 and December 31, 2017, the carrying amount of the investment in Navios Midstream was $106,641 and $113,662, respectively.

As of September 30, 2018, the market value of the investment in Navios Midstream was $37,439.

Navios Midstream Merger Agreement

On October 8, 2018, Navios Acquisition and Navios Midstream announced that they entered into a definitive merger agreement under which Navios Acquisition will acquire all of the publicly held units of Navios Midstream in exchange for shares of Navios Acquisition. Please refer to Navios Midstream Merger Agreement under Note 17 “Subsequent Events”.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Accounting for basis difference

As of September 30, 2018 and December 31, 2017, the unamortized difference between the carrying amount of the investment in Navios Midstream and the amount of the Company’s underlying equity in net assets of Navios Midstream was $23,673 and $37,158, respectively, and is amortized through “Equity/ (loss) in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

Summarized financial information of Navios Midstream is presented below:

Navios Midstream Balance Sheet	September 30, 2018	December 31, 2017
Cash and cash equivalents, including restricted cash	$22,554	$37,086
Current assets	$50,728	$62,551
Non-current assets	$374,605	$393,996
Current liabilities	$9,050	$4,977
Long-term debt including current portion, net of deferred finance costs and discount	$196,007	$196,514
Non-current liabilities	$195,321	$195,839

Navios Midstream	Three month period ended September 30, 2018	Three month period ended September 30, 2017	Nine month period ended September 30, 2018	Nine month period ended September 30, 2017
Income Statement
Revenue	$22,603	$20,742	$63,172	$60,352
Net income/(loss)	4,886	3,870	(20,396)	10,332

NOTE 7: DIVIDEND PAYABLE

On January 26, 2018, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2017 of $0.02 per share of common stock payable on March 27, 2018 to stockholders of record as of March 22, 2018. A dividend in the aggregate amount of $3,102 was paid on March 27, 2018 out of which $2,948 was paid to the stockholders of record as of March 22, 2018 and $154 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Convertible Preferred Stock.

On May 4, 2018, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2018 of $0.02 per share of common stock payable on June 27, 2018 to stockholders of record as of June 21, 2018. A dividend in the aggregate amount of $3,065 was paid on June 27, 2018 out of which $2,911 was paid to the stockholders of record as of June 21, 2018 and $154 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Convertible Preferred Stock.

On July 31, 2018, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2018 of $0.02 per share of common stock payable on September 27, 2018 to stockholders of record as of September 20, 2018. A dividend in the aggregate amount of $3,039 was paid on September 27, 2018 out of which $2,885 was paid to the stockholders of record as of September 20, 2018 and $154 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Convertible Preferred Stock.

The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

NOTE 8: ACCRUED EXPENSES

Accrued expenses as of September 30, 2018 and December 31, 2017 consisted of the following:

	September 30, 2018	December 31, 2017
Accrued voyage expenses	$2,161	$1,437
Accrued loan interest	22,932	8,910
Accrued legal and professional fees	1,137	1,864
Total accrued expenses	$26,230	$12,211

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

As of September 30, 2018 and December 31, 2017 the amount of $900 and $1,675, respectively, was included in accrued legal and professional fees that was authorized and approved by the Compensation Committee of Navios Acquisition in December 2017 to the directors and/or officers of the Company, subject to fulfillment of certain service conditions that were provided and completed as of September 30, 2018, and as of December 31, 2017, respectively. An amount of $0 and $1,805 is recorded in general and administrative expenses on the statements of operations for the three and the nine month periods ended September 30, 2018, respectively, being compensation authorized to the directors/ officers of the Company ($0 and $1,000 for the three and the nine month periods ended September 30, 2017, respectively).

NOTE 9: BORROWINGS

	September 30, 2018	December 31, 2017
Commerzbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$—	$71,500
BNP Paribas S.A. and DVB Bank S.E.	52,500	56,250
Eurobank Ergasias S.A. $52,200	33,523	35,569
Eurobank Ergasias S.A. $52,000	31,818	33,654
Norddeutsche Landesbank Girozentrale	22,656	23,828
DVB Bank S.E. and Credit Agricole Corporate and Investment Bank	43,359	45,703
Ship Mortgage Notes $670,000	670,000	670,000
Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB	48,764	82,327
BNP Paribas $44,000	34,000	36,000
HSH $24,000	21,140	22,856
Total credit facilities	957,760	1,077,687
CMB Financial Leasing Co.	70,010	—
Total borrowings	1,027,770	1,077,687
Less: Deferred finance costs, net	(12,405)	(13,470)
Add: bond premium	959	1,152
Less: current portion of credit facilities, net of deferred finance costs	(75,290)	(36,410)
Less: current portion of CMB Financial Leasing Co., net of deferred finance costs	(5,552)	—
Total long-term borrowings, net of current portion, bond premium and deferred finance costs	$935,482	$1,028,959

Long-Term Debt Obligations and Credit Arrangements

Ship Mortgage Notes:

8 1/8% First Priority Ship Mortgages: On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (“Navios Acquisition Finance” and together with the Company, the “2021 Co-Issuers”) issued $610,000 in first priority ship mortgage notes (the “Existing Notes”) due on November 15, 2021 at a fixed rate of 8.125%.

On March 31, 2014, the Company completed a sale of $60,000 of its first priority ship mortgage notes due in 2021 (the “Additional Notes,” and together with the Existing Notes, the “2021 Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013.

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes).

The 2021 Co-Issuers currently have the option to redeem the 2021 Notes in whole or in part, at a fixed price of approximately 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of September 30, 2018.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have the same CUSIP number.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes). The Company’s 2021 Notes are unregistered. The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance, are 100% owned. Navios Acquisition does not have any independent assets or operations. Except as provided above, Navios Acquisition does not have any subsidiaries that are not guarantors of the 2021 Notes.

Credit Facilities

As of September 30, 2018, the Company had secured credit facilities with various banks with a total outstanding balance of $357,770. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 230 bps to 305 bps per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from June 2019 to April 2024. See also the maturity table included below.

ABN AMRO Bank N.V.: In February 2017, the Company drew $26,650 under this credit facility with ABN AMRO Bank N.V. which was secured with its two chemical tankers, following the full repayment of the previous financing arrangements. The maturity date of the loan was in February 2018. The loan bore interest at LIBOR plus 400 bps per annum. In June, 2017, the Company prepaid the outstanding balance of $26,000 and an amount of $697 was written-off from the deferred finance costs.

HSH Nordbank: In June 2017, Navios Acquisition entered into a loan facility for an amount of $24,000 to refinance the credit facility with ABN AMRO Bank N.V. of its two chemical tankers. The facility is repayable in 17 equal consecutive quarterly installments of $572 each, with a final balloon payment of the balance to be repaid on the last repayment date. The facility matures in September 2021 and bears interest at LIBOR plus 300 bps per annum. As of September 30, 2018, the outstanding balance was $21,140.

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment of each tranche started six months after the delivery date of the respective vessel which that tranche financed. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. On January 27, 2017, Navios Acquisition repaid $16,000 being the balloon instalment for another of the remaining five tranches. In April 2018, the Company fully repaid the outstanding balance of $69,250. Following the prepayment, an amount of $19 was written-off in condensed consolidated statement of operations.

Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB: In November 2015, Navios Acquisition, entered into a term loan facility of up to $125,000 (divided into five tranches) with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB for the: (i) financing of the purchase price of the Nave Spherical; and (ii) the refinancing of the existing facility with Deutsche Bank AG Filiale Deutschlandgescäft and Skandinaviska Enskilda Banken AB, dated July 18, 2014. Four of the five tranches of the facility are repayable in 20 quarterly installments of between approximately $435 and $1,896, each with a final balloon repayment to be made on the last repayment date. The fifth tranche is repayable in 16 quarterly installments of between approximately $709 and $803, each. The maturity date of the loan is in the fourth quarter of 2020. The credit facility bears interest at LIBOR plus 295 bps per annum.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On March 23, 2018, Navios Acquisition prepaid $26,770, being the respective tranche of the Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB facility that was drawn to finance the Nave Equinox and the Nave Pyxis, which substituted the Nave Galactic as collateral vessels under the 8 1/8% 2021 Notes. Following the prepayment, an amount of $297 was written-off in condensed consolidated statement of operations. As of September 30, 2018 the outstanding balance under this facility was $48,764.

As of September 30, 2018, no amount was available to be drawn from our facilities.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

Sale and Leaseback Agreement

On March 31, 2018, Navios Acquisition entered into a $71,500 sale and leaseback agreement with CMB Financial Leasing Co., Ltd to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation at the end of the lease term and under ASC 842-40, the transaction accounted for as a failed sale and leaseback transaction and resulted in a finance lease. The agreement will be repayable in 24 equal consecutive quarterly installments of $1,490 each, with a repurchase obligation of $35,750 on the last repayment date. The agreement matures in April 2024 and bears interest at LIBOR plus 305 bps per annum. In April 2018, the Company drew $71,500 under this agreement. As of September 30, 2018, the outstanding balance under this agreement was $70,010 and the proceeds net of the deferred finance costs are included within line item “Loan proceeds, net of deferred finance costs” of the Financing Activities in the condensed consolidated statements of cash flows.

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity at the higher of $40,000 or $1,000 per vessel; (ii) net worth ranging from $50,000 to $135,000; and (iii) total liabilities divided by total assets, adjusted for market values to be generally lower than 75% or 80% and for certain facilities, as amended for a specific period of time up to a maximum of one quarter (from the current balance sheet date), to be ranging from a maximum of 80% to 85%. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

The maturity table below reflects the principal payments of all notes, credit facilities and the CMB Financial Leasing Co agreement outstanding as of September 30, 2018 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the 2021 Notes.

Amount
Long-Term Debt Obligations:
Year
September 30, 2019	$82,282
September 30, 2020	71,157
September 30, 2021	78,242
September 30, 2022	733,505
September 30, 2023	22,365
September 30, 2024 and thereafter	40,219
Total	$1,027,770

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

As of September 30, 2018, the Company was in compliance with its covenants.

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Due from related parties, long-term: The carrying amount of due from related parties, long-term reported in the balance sheet approximates its fair value.

Other long-term debt, net of deferred finance cost: The outstanding balance of the floating rate loans approximates its fair value, excluding the effect of any deferred finance cost.

Ship Mortgage Notes and premiums: The fair value of the 2021 Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

	September 30, 2018		December 31, 2017
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$46,102	$46,102	$81,151	$81,151
Restricted cash	$2,211	$2,211	$5,307	$5,307
Ship mortgage notes and premium	$662,895	$554,459	$661,463	$572,214
Other long-term debt, net of deferred finance cost	$353,429	$357,770	$403,906	$407,687
Due from related parties, long-term	$50,902	$50,902	$54,593	$54,593

The Company’s assets measured at fair value on a non-recurring basis were:

Fair Value Measurements as of September 30, 2018
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investment in affiliates	$37,439	$37,439	$—	$—

As of September 30, 2018, the carrying amount of the investment in Navios Midstream was $106,641.

As of September 30, 2018, the market value of the investment in Navios Midstream was $37,439 and was determined with reference to the quoted price of the common units of $2.97 per unit, which ranged from a high of $10.32 per unit to a low of $2.74 per unit during the nine months ended September 30, 2018. Management considers the volatility and decline in the market value of its investment in Navios Midstream to be temporary and no adjustment to the carrying value of our investment was deemed necessary as of September 30, 2018 as we have both the ability and intent to hold (to the extent that the merger described in Note 17 “Subsequent Events”, is not consummated) our investment in Navios Midstream.

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of September 30, 2018.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

	Fair Value Measurements at September 30, 2018 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$46,102	$46,102	$—	$—
Restricted cash	$2,211	$2,211	$—	$—
Ship mortgage notes and premium	$554,459	$554,459	$—	$—
Other long-term debt(1)	$357,770	$—	$357,770	$—
Due from related parties, long-term(2)	$50,902	$—	$50,902	$—

	Fair Value Measurements at December 31, 2017 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$81,151	$81,151	$—	$—
Restricted cash	$5,307	$5,307	$—	$—
Ship mortgage notes and premium	$572,214	$572,214	$—	$—
Other long-term debt(1)	$407,687	$—	$407,687	$—
Due from related parties, long-term(2)	$54,593	$—	$54,593	$—

(1)

The fair value of the Company’s other long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

(2)

The fair value of the Company’s long term amounts due from related parties is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 11: TRANSACTIONS WITH RELATED PARTIES

The Navios Holdings Credit Facilities: On September 19, 2016, Navios Acquisition entered into a $70,000 secured loan facility with Navios Holdings. The loan facility was secured by all of Navios Holdings’ interest in Navios Acquisition and 78.5% of Navios Holdings’ interest in Navios South American Logistics Inc. (“Navios Logistics”), representing a majority of the shares outstanding of Navios Logistics. The secured loan facility provided for an arrangement fee of $700, was available for up to five drawings and has a fixed interest rate of 8.75% with a maturity date of November 15, 2018. The arrangement fee was deferred and amortized using the effective interest rate method. On November 3, 2017, Navios Holdings prepaid in full the outstanding amount with a payment of $55,132. The prepayment amount consisted of the $50,000 drawn under the facility and $5,132 of accrued interest. As of each of September 30, 2018 and December 31, 2017, the outstanding receivable balance was $0. Total interest income, including amortization of deferred fees, for the three and nine month periods ended September 30, 2018 was $0. Total interest income, including amortization of deferred fees, for the three and nine month periods ended September 30, 2017 was $1,272 and $3,670, respectively.

Management fees: Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012, May 2014 and May 2016, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6.35 per MR2 product tanker and chemical tanker vessel; (b) $7.15 per LR1 product tanker vessel; and (c) $9.5 per VLCC, through May 2018.

Pursuant to an amendment to the Management Agreement dated as of May 3, 2018, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2018 through May 2020, at a daily fee of: (a) $6.5 per MR2 product tanker and chemical tanker vessel; (b) $7.15 per LR1 product tanker vessel; and (c) the current daily fee of $9.5 per VLCC.

Dry docking expenses are reimbursed by Navios Acquisition at cost.

Total management fees for each of the three month periods ended September 30, 2018 and 2017 were $23,340 and $23,939, respectively. Total management fees for each of the nine month periods ended September 30, 2018 and 2017 were $69,652 and $71,035, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

For each of the three month periods ended September 30, 2018 and 2017 the expense arising from administrative services rendered by Navios Holdings was $2,188 and $2,250, respectively. For each of the nine month periods ended September 30, 2018 and 2017 the expense arising from administrative services rendered by Navios Holdings was $6,623 and $6,750, respectively.

Balance due from related parties (excluding Navios Europe I, Navios Europe II and Navios Holdings Credit Facility): Balance due from related parties as of September 30, 2018 and December 31, 2017 was $9,272 and $18,036, respectively, and included the short-term and long-term amounts due from Navios Holdings. The balances mainly consisted of administrative expenses and special survey and dry docking expenses for certain vessels of our fleet, as well as management fees, in accordance with the Management Agreement.

Balance due to related parties, short-term: Amounts due to related parties, short-term as of September 30, 2018 and December 31, 2017 was $17,751 and $17,107, respectively, and mainly consisted of backstop commitment liability payable to Navios Midstream. In the first quarter of 2018, Navios Acquisition paid to Navios Midstream the amount of $16,391 regarding the backstop commitment.

Navios Midstream Merger Agreement: On October 8, 2018, Navios Acquisition and Navios Midstream announced that they entered into a definitive merger agreement under which Navios Acquisition will acquire all of the publicly held units of Navios Midstream in exchange for shares of Navios Acquisition. Please refer to Navios Midstream Merger Agreement under Note 17 “Subsequent Events”.

Omnibus Agreements

Acquisition Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter-in drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Midstream Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, liquefied petroleum gas (“LPG”) tankers or chemical tankers under time charters of five or more years without the consent of the Navios Midstream General Partner. The Midstream Omnibus Agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries will grant to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Navios Containers Omnibus Agreement: In connection with the Navios Maritime Containers Inc. (“Navios Containers”) private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Acquisition entered into an omnibus agreement with Navios Containers, Navios Midstream, Navios Holdings and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream to compete with Navios Containers under specified circumstances.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Backstop Agreement: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35, $38.4 and $38, respectively. Backstop commitments are triggered if the actual rates achieved are below the backstop rates. The Company has recognized expense of $7,358 and $6,018 as “Time charter and voyage expenses” in the condensed consolidated statements of operations for the three month periods ended September 30, 2018 and 2017, respectively, which the Company believes represents a reasonable estimate of the loss for the backstop agreements. The Company has recognized expense of $17,939 and an amount of $11,248 as “Time charter and voyage expenses” in the condensed consolidated statements of operations for the nine month periods ended September 30, 2018 and 2017, respectively, which the Company believes represents a reasonable estimate of the loss for the backstop agreements. As of September 30, 2018, the Company has an accrued liability of $17,939 recognized in “Due to related parties”. As of December 31, 2017, the accrued liability recognized was $16,391 and was paid to Navios Midstream in the first quarter of 2018. The backstop commitment for the Shinyo Kannika was terminated in relation to the sale of this vessel in March 2018. Navios Acquisition agreed to extend the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the sale of the latter to Navios Midstream in March 2018.

Navios Midstream General Partner Option Agreement with Navios Holdings: Navios Acquisition entered into an option agreement, dated November 18, 2014, with Navios Holdings under which Navios Acquisition grants Navios Holdings the option to acquire any or all of the outstanding membership interests in Navios Midstream General Partner and all of the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. Any such exercise shall relate to not less than twenty-five percent of the option interest and the purchase price for the acquisition of all or part of the option interest shall be an amount equal to its fair market value.

Option Vessels: In connection with the IPO of Navios Midstream, Navios Acquisition granted options to Navios Midstream, initially exercisable until November 18, 2016, to purchase seven VLCCs (two of which, the Nave Celeste and the C. Dream were sold to Navios Midstream in June 2015 pursuant to such option) from Navios Acquisition at fair market value. On October 25, 2016, Navios Acquisition extended the option periods on three of the five remaining VLCCs, the Nave Buena Suerte, the Nave Neutrino and the Nave Electron, for an additional two-year period expiring on November 18, 2018. The purchase options pursuant to the extended period do not include any backstop commitments from Navios Acquisition.

Sale of C. Dream and Nave Celeste: As of September 30, 2018 and as of December 31, 2017, the unamortized deferred gain for all vessels and rights sold totaled $6,973 and $7,708, respectively, of which an amount of $762 and $979, respectively, was included in “Deferred revenue”. For each of the three month periods ended September 30, 2018 and 2017, Navios Acquisition recognized $245 of the deferred gain, respectively, in “Equity/ (loss) in net earnings of affiliated companies”.

For the nine month periods ended September 30, 2018 and 2017, Navios Acquisition recognized $734 and $871 of the deferred gain, respectively, in “Equity/ (loss) in net earnings of affiliated companies”.

Participation in offerings of affiliates: On July 29, 2016, Navios Midstream launched a continuous offering sales program of its common units for an aggregate offering of up to $25,000. Refer also to Note 6 “Investment in affiliates”.

On February 16, 2017 and May 5, 2017 Navios Acquisition entered into securities purchase agreements with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 6,446 and 412 general partnership interests, respectively, for a consideration of $79 and $5, respectively, in order to maintain its 2.0% partnership interest in Navios Midstream in light of such continuous offering sales program.

The Company determined, under the equity method, that the issuance of common units of Navios Midstream qualified as a sale of shares by the investee. As a result, a net loss of $0 and $54 was recognized in “Equity/ (loss) in net earnings of affiliated companies” for the three and nine month periods ended September 30, 2017, respectively. No amount was recognized as of September 30, 2018.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements. See Note 6 for the Investment in Navios Europe I.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Balance due from Navios Europe I as of September 30, 2018 was $21,798 (December 31, 2017: $19,397) which included the Navios Revolving Loans I of $11,770 (December 31, 2017: $11,770), the non-current amount of $3,962 (December 31, 2017: $3,174) related to the accrued interest income earned under the Navios Term Loans I under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans I of $6,066 (December 31, 2017: $4,453) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of September 30, 2018, there was no amount undrawn under the Navios Revolving Loans I.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements. In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000. See Note 6 for the Investment in Navios Europe II.

Balance due from Navios Europe II as of September 30, 2018 was $36,481 (December 31, 2017: $31,091) which included the Navios Revolving Loans II of $20,662 (December 31, 2017: $20,662), the non-current amount of $5,236 (December 31, 2017: $3,750) related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $10,583 (December 31, 2017: $6,679) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of September 30, 2018, the amount undrawn under the Navios Revolving Loans II was $15,003, of which Navios Acquisition may be required to fund an amount ranging from $0 to $15,003.

NOTE 12: COMMITMENTS AND CONTINGENCIES

On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35, $38.4 and $38, respectively. Backstop commitments are triggered if the actual rates achieved are below the backstop rates. The backstop commitment for the Shinyo Kannika was terminated in relation to the sale of this vessel in March 2018. Navios Acquisition agreed to extend the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the sale of the latter to Navios Midstream in March 2018.

In August 2018, Navios Acquisition agreed to the main terms of a 12-year bareboat charter-in agreement with de-escalating purchase options for two newbuild Japanese VLCCs delivering in the third and fourth quarter of 2020, respectively.

The future minimum commitments for the 12-month periods ended September 30, 2018 of Navios Acquisition under its charter-in agreement for vessels delivery are as follows:

Amount
Lease Obligations (Time Charters) for vessels to be delivered:
Year
September 30, 2019	$—
September 30, 2020	2,107
September 30, 2021	16,717
September 30, 2022	16,717
September 30, 2023	16,717
September 30, 2024 and thereafter	148,483
Total	$200,741

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 13: PREFERRED AND COMMON STOCK

Preferred Stock

Series C Convertible Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of $0.0001 par value preferred stock in total with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

As of each of September 30, 2018 and December 31, 2017 the Company’s issued and outstanding preferred stock consisted of the 1,000 Series C Convertible Preferred Stock held by Navios Holdings in exchange for 7,676,000 shares of Navios Acquisition’s common stock.

Common Stock and puttable common stock

On January 17, 2017, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of puttable common stock and paid cash of $1,000 to the holder upon redemption.

On May 8, 2017, Navios Acquisition redeemed, through the holder’s put option, 75,000 shares of puttable common stock and paid cash of $750 to the holder upon redemption.

On August 8, 2017, Navios Acquisition redeemed, through the holder’s put option, 50,000 shares of puttable common stock and paid cash of $500 to the holder upon redemption.

On October 2, 2017, Navios Acquisition redeemed, through the holder’s put option, 25,000 shares of puttable common stock and paid cash of $250 to the holder upon redemption. After this redemption there are no shares of puttable common stock outstanding.

In December 2017, Navios Acquisition authorized and issued in the aggregate 1,774,915 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

As of September 30, 2018, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock of which 144,182,831 were issued and outstanding.

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25,000 of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number or amount of shares of common stock and may be suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. The Board of Directors will review the program periodically. Repurchases will be subject to restrictions under Navios Acquisition’s credit facilities and indenture. As of September 30, 2018, the Company had repurchased and cancelled 7,925,074 shares of common stock, at a total cost of approximately $6,190.

Stock based compensation

In December 2017, Navios Acquisition authorized and issued in the aggregate 1,774,915 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the stock holders of the company. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant of $1.18 per share (or total fair value of $2,094).

Compensation expense is recognized based on a graded expense model over the vesting period.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The effect of compensation expense arising from the stock-based arrangement described above was $275 and $0 for the three month periods ended September 30, 2018 and 2017, respectively, and it is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net (loss)/ income to net cash provided by operating activities on the statements of cash flows. For the nine month period ended September 30, 2018 and 2017, the effect of compensation expense arising from the stock-based arrangement described above was $816 and $0, respectively.

There were no restricted stock or stock options exercised, forfeited or expired during the nine month period ended September 30, 2018.

Restricted shares outstanding and not vested were 1,774,915 shares as of September 30, 2018.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $1,222 as of September 30, 2018 and is expected to be recognized over the weighted average contractual life of stock options of 3.2 years.

The weighted average contractual life of the 1,500,000 stock options outstanding, that were issued in October 2013 and vested ratably through a three year period, was 5.1 years as of September 30, 2018.

NOTE 14: SEGMENT INFORMATION

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Acquisition’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Tanker vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month Period ended September 30, 2018 (unaudited)	Three Month Period ended September 30, 2017 (unaudited)	Nine Month Period ended September 30, 2018 (unaudited)	Nine Month Period ended September 30, 2017 (unaudited)
Asia	$24,237	$29,412	$77,028	$102,166
Europe	7,512	10,072	22,213	32,574
United States	9,840	14,537	29,977	42,221

Total	$41,589	$54,021	$129,218	$176,961

NOTE 15: EARNINGS/ (LOSS) PER COMMON SHARE

Earnings/ (loss) per share is calculated by dividing net income attributable to common stockholders by the weighted average number of shares of common stock of Navios Acquisition outstanding during the period.

Potential common shares of 10,950,915 for the three and nine month periods ended September 30, 2018 (which includes Series C Convertible Preferred Stock, stock options and restricted shares), have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) and are therefore excluded from the calculation of diluted earnings per share.

Potential common shares of 9,176,000 (which includes Series C Convertible Preferred Stock and Stock options) for the three and nine month periods ended September 30, 2017 have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted income/(loss) per share.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

	For the Three Months Ended September 30, 2018	For the Three Months Ended September 30 2017	For the Nine Months Ended September 30, 2018	For the Nine Months Ended September 30, 2017
Numerator:
Net loss	$(23,408)	$(8,105)	$(69,942)	$(66,907)
Less:
Dividend declared on restricted shares	(35)	—	(106)	—
Undistributed loss attributable to Series C participating preferred shares	1,196	394	3,516	3,248

Net loss attributable to common stockholders, basic	$(22,247)	$(7,711)	$(66,532)	$(63,659)

Plus:
Dividend declared on restricted shares	—	—	—	—
Net loss attributable to common stockholders, diluted	$(22,247)	$(7,711)	$(66,532)	$(63,659)

Denominator:
Denominator for basic net loss per share — weighted average shares	142,836,948	150,379,186	145,184,923	150,438,485
Series A preferred stock	—	—	—	—
Restricted shares	—	—	—	—
Denominator for diluted net loss per share — adjusted weighted average shares	142,836,948	150,379,186	145,184,923	150,438,485

Net loss per share, basic and diluted	$(0.16)	$(0.05)	$(0.46)	$(0.42)

NOTE 16: INCOME TAXES

Marshall Islands, Cayman Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of these countries, the countries of incorporation of the Company and its subsidiaries and /or vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. In the event that tonnage tax and/or similar taxes/duties are paid to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece. The amount included in Navios Acquisition’s statements of operations related to the Greek Tonnage tax for the nine months ended September 30, 2018, and 2017 was $855 and $548, respectively, and for the three months ended September 30, 2018 and 2017, it was $83 and $68, respectively.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Navios Acquisition’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. Subject to proposed regulations becoming finalized in their current form, the management of Navios Acquisition believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like Navios Acquisition, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 17: SUBSEQUENT EVENTS

On October 8, 2018, Navios Maritime Midstream and Navios Acquisition announced that they entered into a definitive merger agreement under which Navios Acquisition will acquire all of the publicly held units of Navios Midstream in exchange for shares of Navios Acquisition (the “Transaction”).

Under the terms of the Transaction, public unitholders of Navios Midstream may exchange each Navios Midstream common unit for either:

•	6.292 newly issued shares of Navios Acquisition common stock (or 0.42 shares, after giving effect to the 1:15 reverse stock split); or

•

1.0 share of a newly issued series of convertible participating preferred stock (“Preferred Stock”) of Navios Acquisition. Each share of Preferred Stock will be convertible by its holder into 5.1 shares of Navios Acquisition common stock (or 0.34 shares, after giving effect to the 1:15 reverse stock split) at any time beginning six months after closing of the Transaction.

Navios Midstream publicly held units for which no election is made will be deemed to have elected the form of consideration most elected by holders of publicly held units of Navios Midstream. In addition, if holders representing 80% or more of the publicly held units of Navios Midstream elect (or are deemed to have elected) to receive Navios Acquisition common stock consideration, all publicly held units of Navios Midstream will be exchanged for Navios Acquisition common stock.

The approval and adoption of the merger agreement and the merger by Navios Midstream requires approval by a majority of the outstanding Navios Midstream common units. Navios Acquisition owns a sufficient number of Navios Midstream common units to approve the merger on behalf of all Navios Midstream unitholders and has agreed to consent to the merger. The closing of the merger is subject to customary closing conditions, including effectiveness of a registration statement on Form F-4 filed with the SEC on October 30, 2018 and the mailing of an information statement to Navios Midstream unitholders.

The conflicts committee of the board of directors at Navios Midstream (“Conflicts Committee”) negotiated the transaction on behalf of Navios Midstream and its public unitholders. The transaction was unanimously approved by the Conflicts Committee, the board of directors of Navios Midstream and the board of directors of Navios Acquisition.

The Company expects that the remeasurement of the investment in Navios Midstream will result in a loss and also concurrently is expected to record a bargain purchase gain upon the full consolidation of Navios Midstream. The accounting is subject to the closing the deal and the share price of the Company at the date of closing.

Navios Acquisition previously announced that its Board of Directors has approved a 1-for-15 reverse stock split of its issued and outstanding shares of common stock and on November 9, 2018, the reverse stock split was approved by Navios Acquisition’s stockholders. The reverse stock split will take effect on Wednesday, November 14, 2018 and the common stock will commence trading on such date on a split adjusted basis.

On November 2, 2018, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2018 of $0.02 per share of common stock payable on December 5, 2018 to stockholders of record as of November 27, 2018. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: November 13, 2018